Exhibit 99.1

Rogers Reports Strong Third Quarter 2007 Financial and Operating Results

Consolidated Revenue Grows 13% to $2.6 Billion, Operating Profit (as adjusted) Increases 23% to $984 Million, and Net Income Increases 75% to $269 Million;

Wireless Subscribers Surpass 7 Million with Net Additions up 20% Year-Over-Year, While Wireless Postpaid ARPU Grows 7% and Postpaid Churn Falls to 1.12%;

Cable and Telecom Maintains Strong Net Additions of Basic Cable, Digital Cable, High-Speed Internet and Cable Telephony Subscribers;

Subsequent to the End of the Quarter, Media Closes the Acquisition of the Five Citytv Television Stations

TORONTO (November 1, 2007) – Rogers Communications Inc. today announced its consolidated financial and operating results for the three and nine months ended September 30, 2007.

Financial highlights are as follows:

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except per share amounts)	2007	2006	% Chg	2007	2006	% Chg

Operating revenue (1)	$2,611	$2,305	13	$7,436	$6,468	15
Operating profit (2)	986	785	26	2,215	2,123	4
Net income	269	154	75	383	446	(14)
Net income per share:
Basic	$0.42	$0.25	68	$0.60	$0.71	(15)
Diluted	0.42	0.24	75	0.60	0.69	(13)

As adjusted:(3)
Operating profit	$984	$800	23	$2,728	$2,174	25
Net income	268	169	59	753	492	53
Net income per share:
Basic	$0.42	$0.27	56	$1.18	$0.78	51
Diluted	0.42	0.26	62	1.17	0.77	52

(1)
Certain prior year amounts related to Wireless equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled “Reclassification of Wireless Equipment Sales and Cost of Sales” in our 2006 Annual MD&A for further details.

(2)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the “Reconciliation of Operating Profit to Net Income for the Period” section for a reconciliation of operating profit to operating income and net income under Canadian GAAP and the “Key Performance Indicators and Non-GAAP Measures” section. The introduction of a cash settlement feature for stock options resulted in a one-time non-cash charge upon adoption of $452 million on May 28, 2007, which is included in operating profit for the nine months ended September 30, 2007. See the section entitled “Stock-based Compensation Expense”.

(3)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the “Supplementary Information” and the “Key Performance Indicators and Non-GAAP Measures” sections. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) the impact of a one-time non-cash charge related to the introduction of a cash settlement feature for employee stock options; (ii) stock-based compensation expense; (iii) integration and restructuring expense; (iv) an adjustment of The Canadian Radio-Television Commission (“CRTC”) Part II fees related to prior periods as a result of a recent notice from the CRTC that the Part II fees due in November 2007 will not be collected by the CRTC; and (v) in respect of net income and net income per share, the loss on repayment of long-term debt. Adjusted net income and net income per share also exclude the related income tax impact of the above amounts.

Rogers Communications Inc.	Third Quarter 2007

Highlights of the third quarter of 2007 include the following:

•
Generated continued strong double-digit growth in quarterly revenue and operating profit (as adjusted) of 13% and 23%, respectively. Free cash flow, defined as operating profit (as adjusted) less integration and restructuring expense, additions to property, plant and equipment and interest expense, increased 91% to $442 million. In addition, net income increased 75% to $269 million.

•
Wireless subscriber postpaid net additions were 195,100 compared to 171,200 in the third quarter of 2006. Postpaid subscriber monthly churn fell to 1.12% versus 1.30% in the third quarter of 2006. Wireless postpaid monthly ARPU (average revenue per user) increased 7% year-over-year to $75.15 driven in part by the 53% growth in data revenue to $183 million. Data revenue now represents 13.6% of network revenue with monthly data ARPU in the quarter exceeding $10 for the first time.

•
Cable and Telecom ended the quarter with 590,500 residential voice-over-cable telephony subscriber lines. Net additions were 81,200 subscriber lines for the quarter, of which approximately 7,800 were migrations from the circuit-switched platform.

•
Internet subscribers grew by 55,000 to a total of 1,418,500, while basic cable subscribers increased by 9,100 to a total of 2,275,400 and digital cable households increased by 54,800 to reach a total of 1,291,800.

•
Cable launched three new ‘triple play’ packages that combine digital cable, high-speed Internet and Rogers Home Phone services in discrete packages and with easy to understand price points. These packages range from a basic starter package to a VIP Plus package, with the selection allowing our customers to choose the television, high-speed Internet and Home Phone plan that best meets their needs.

•
The CRTC approved the agreement under which Rogers Media acquired five Citytv television stations on October 31, 2007. This acquisition gives Media a significantly enhanced broadcast television presence in the largest Canadian markets outside Quebec and is a natural complement to Media’s existing television, radio and specialty channel assets.

•
Successfully completed the amalgamation of RCI with its wholly owned Cable and Wireless holding company subsidiaries on July 1, 2007, with RCI assuming all the rights and obligations under the outstanding Cable and Wireless public debt indentures and swaps. As part of the amalgamation process, RCI entered into a new unsecured $2.4 billion bank credit facility. This amalgamation was effected principally to simplify the Company’s corporate structure to enable the streamlining of reporting and compliance obligations. This intracompany amalgamation did not impact the consolidated financial position or results previously reported by the Company.

“The company’s continued healthy growth in subscribers and cash flow reflect our intense focus on delivering innovative products, great customer service and profitable growth,” said Ted Rogers, President and CEO of Rogers Communications Inc. “While our brand, franchises and markets are all strong, we have much work to do to maintain our leadership position.”

Rogers Communications Inc.	Third Quarter 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

This management’s discussion and analysis (“MD&A”) should be read in conjunction with our 2006 Annual MD&A and our 2006 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 26 to our 2006 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2006. This MD&A is current as of October 31, 2007.

In this MD&A, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Inc.;

•
“Cable and Telecom”, which refers to our wholly-owned cable and telecom subsidiaries, including Rogers Cable Communications Inc. (“RCCI”). In January 2007, we completed a previously announced internal reorganization whereby the Cable and Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations. As a result, beginning in 2007, the Cable and Telecom operating segment is comprised of the following segments: Cable Operations, Rogers Business Solutions and Rogers Retail. Comparative figures have been reclassified to reflect this new segmented reporting;

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including: Rogers Broadcasting, which owns Rogers Sportsnet, Radio stations, OMNI television, The Biography Channel Canada, G4TechTV Canada, and The Shopping Channel; Rogers Publishing; and Rogers Sports Entertainment, which owns the Toronto Blue Jays and the Rogers Centre.  In addition, Media holds ownership interests in entities involved in specialty TV content, TV production and broadcast sales.

On October 31, 2007 Media completed its previously announced acquisition of five Citytv television stations. The acquisition will be accounted for using the purchase method with the results of the Citytv stations consolidated with those of Media effective October 31, 2007.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to which they appear.

Rogers Communications Inc.	Third Quarter 2007

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except per share amounts)	2007	2006	% Chg	2007	2006	% Chg

Operating revenue
Wireless(1)	$1,442	$1,224	18	$4,037	$3,323	21
Cable and Telecom
Cable Operations	657	580	13	1,923	1,695	13
Rogers Business Solutions	140	148	(5)	431	441	(2)
Rogers Retail	104	73	42	288	226	27
Corporate items and eliminations	(2)	(1)	100	(7)	(3)	n/m
	899	800	12	2,635	2,359	12
Media	339	319	6	953	893	7
Corporate items and eliminations	(69)	(38)	82	(189)	(107)	(77)
Total	2,611	2,305	13	7,436	6,468	15

Operating profit (loss) (as adjusted)(2)
Wireless	686	564	22	1,931	1,466	32
Cable and Telecom
Cable Operations	256	210	22	733	630	16
Rogers Business Solutions	7	6	17	4	37	(89)
Rogers Retail	2	3	(33)	(1)	11	n/m
	265	219	21	736	678	9
Media	46	41	12	110	108	2
Corporate items and eliminations	(13)	(24)	(46)	(49)	(78)	(37)
Operating profit (as adjusted)(2)	984	800	23	2,728	2,174	25
Stock option plan amendment(3)	-	-	n/m	(452)	-	n/m
Stock-based compensation expense(3)	(11)	(14)	(21)	(58)	(37)	57
Integration and restructuring expense(4)	(5)	(1)	n/m	(21)	(14)	50
Adjustment for CRTC Part II fees decision(5)	18	-	n/m	18	-	n/m
Operating profit(2)	986	785	26	2,215	2,123	4
Other income and expense, net(6)	717	631	14	1,832	1,677	9
Net income	$269	$154	75	$383	$446	(14)
Net income per share:(7)
Basic	$0.42	$0.25	68	$0.60	$0.71	(15)
Diluted	0.42	0.24	75	0.60	0.69	(13)

As adjusted:(2)
Net income	$268	$169	59	$753	$492	53
Net income per share:
Basic	0.42	0.27	56	$1.18	$0.78	51
Diluted	0.42	0.26	62	1.17	.77	52

Additions to property, plant and equipment (“PP&E)”)(2)
Wireless	$164	$161	2	$570	$483	18
Cable and Telecom
Cable Operations	176	178	(1)	464	426	9
Rogers Business Solutions	18	26	(31)	58	50	16
Rogers Retail	5	3	67	12	5	140
	199	207	(4)	534	481	11
Media	27	8	n/m	45	33	36
Corporate(8)	7	39	(82)	23	161	(86)
Total	$397	$415	(4)	$1,172	$1,158	1

(1)
Certain prior year amounts related to Wireless equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled “Reclassification of Wireless Equipment Sales and Cost of Sales” in our 2006 Annual MD&A for further details.

(2)	As defined. See the “Supplementary Information” and the “Key Performance Indicators and Non-GAAP Measures” sections.
(3)	See the section entitled “Stock-based Compensation Expense”.
(4)
Costs incurred relate to the integration of Fido Solutions Inc. (“Fido”) and Call-Net Enterprises Inc. (“Call-Net”), the restructuring of Rogers Business Solutions and the closure of 21 retail stores in the first quarter of 2006.

(5)
Relates to an adjustment of CRTC Part II fees related to prior periods as a result of a recent notice from the CRTC that the Part II fees due in November 2007 will not be collected by the CRTC. See the “Government Regulation and Regulatory Developments” section.

(6)	See the “Reconciliation of Net Income to Operating Profit and Operating Profit (as adjusted) for the Period” section for details of these amounts.
(7)	Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.
(8)	Corporate additions to PP&E for the nine months ended September 30, 2006 includes $105 million for RCI’s purchase of real estate in Brampton, Ontario.
n/m: not meaningful.

Rogers Communications Inc.	Third Quarter 2007

For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

Stock-based Compensation Expense

On May 28, 2007, our stock option plans were amended to attach cash settled share appreciation rights (“SARs”) to all new and previously granted options. The SAR feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are now classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked to market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter. As a result of this amendment, we recorded a liability of $502 million, a one-time non-cash charge upon adoption of $452 million to revalue the outstanding options at May 28, 2007 and a $50 million decrease in contributed surplus. In addition, a future income tax recovery of $160 million was recorded as a result of the amendment.

Previously, all stock options were classified as equity and were measured at the estimated fair value established by the Black-Scholes or binomial models on the date of grant. Under this method, the estimated fair value was amortized to expense over the period in which the related services were rendered, which was generally the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter. Subsequent to May 28, 2007, the liability for stock-based compensation expense is recorded based on the intrinsic value of the options, as described above, and the expense is impacted by the change in the price of our Class B Non-Voting shares during the life of the option. At September 30, 2007, we have a liability of $545 million related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three and nine months ended September 30, 2007, $13 million and $30 million, respectively, was paid to option holders upon exercise of options using the SAR feature.

A summary of stock-based compensation expense is as follows:

		Stock-based Compensation Expense Included in Operating, General and Administrative Expenses
	One-time Non-cash Charge Upon Adoption	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars)	in Q207	2007	2006	2007	2006

Wireless	$46	$2	$4	$9	$11
Cable and Telecom	113	3	3	13	8
Media	84	3	2	9	4
Corporate	209	3	5	27	14
	$452	$11	$14	$58	$37

Rogers Communications Inc.	Third Quarter 2007

Reconciliation of Net Income to Operating Profit and Operating Profit (as adjusted) for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and operating profit (as adjusted) for the period. See the “Supplementary Information” section for a full reconciliation to operating profit (as adjusted), net income (as adjusted), and net income per share (as adjusted). For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 2 to the Interim Consolidated Financial Statements entitled “Segmented Information”.

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2007	2006	% Chg	2007	2006	% Chg

Net income	$269	$154	75	$383	$446	(14)
Income tax expense	166	76	118	165	43	n/m
Other expense (income)	10	(4)	n/m	6	(11)	n/m
Change in the fair value of derivative instruments	5	(2)	n/m	31	28	11
Loss on repayment of long-term debt	-	-	n/m	47	-	n/m
Foreign exchange gain	(1)	-	n/m	(53)	(41)	29
Interest expense on long-term debt	140	153	(8)	441	469	(6)
Operating income	589	377	56	1,020	934	9
Depreciation and amortization	397	408	(3)	1,195	1,189	1
Operating profit	986	785	26	2,215	2,123	4
Stock option plan amendment	-	-	n/m	452	-	n/m
Stock-based compensation expense	11	14	(21)	58	37	57
Integration and restructuring expense	5	1	n/m	21	14	50
Adjustment for CRTC Part II fees decision	(18)	-	n/m	(18)	-	n/m
Operating profit (as adjusted)	$984	$800	23	$2,728	$2,174	25

Net Income and Net Income Per Share

As a result of the changes discussed below, we recorded net income of $269 million for the three months ended September 30, 2007, or basic and diluted earnings per share of $0.42, compared to net income of $154 million or basic earnings per share of $0.25 (diluted - $0.24) in the corresponding period in 2006. For the nine months ended September 30, 2007, we recorded net income of $383 million or basic and diluted earnings per share of $0.60, compared to net income of $446 million or basic earnings per share of $0.71 (diluted - $0.69) in the corresponding period of 2006.

Income Taxes

Due to our non-capital loss carryforwards, our income tax expense for the three and nine month periods ended September 30, 2007 substantially represents non-cash income taxes.  As illustrated in the table below, our effective income tax rate for the three and nine month periods ended September 30, 2007 was 38.2% and 30.1%, respectively. The effective income tax rate for the three months ended September 30, 2007 differed from the 2007 statutory income tax rate of 35.2% primarily due to a future income tax charge recorded for a reduction in our future tax assets to reflect a decrease in the estimated income tax rate that will apply on the utilization of our income tax losses. The effective income tax rate for the nine month period ended September 30, 2007 differed from the 2007 statutory income tax rate of 35.2% due primarily to the $25 million future income tax recovery recorded with respect to the Videotron termination payment to reverse a charge recorded by us in 2006 (see Note 11 of our Unaudited Interim Consolidated Financial Statements). In addition, we recorded a future income tax recovery associated with the reclassification of contributed surplus upon the introduction of a cash settlement feature for employee stock options (see the section entitled “Stock-based Compensation Expense”). The 2006 effective income tax rate was less than the 2006 statutory rate of 35.8% due primarily to a decrease in the valuation allowance recorded in respect of non-capital losses.

Rogers Communications Inc.	Third Quarter 2007

(In millions of dollars)	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Statutory income tax rate	35.2%	35.8%	35.2%	35.8%

Income before income taxes	$435	$230	$548	$489

Income tax expense at statutory income tax rate on income before income taxes	$153	$82	$193	$175
Increase (decrease) in income taxes resulting from:
Stock-based compenstion	-	4	(19)	11
Videotron termination payment	-	25	(25)	25
Change in the valuation allowance for future income taxes	-	(31)	-	(160)
Other items	13	(4)	16	(8)
Income tax expense	$166	$76	$165	$43

Effective income tax rate	38.2%	33.0%	30.1%	8.8%

Change in Fair Value of Derivative Instruments

The changes in fair value of the derivative instruments in the nine months ended September 30, 2007 were primarily the result of the changes in the Canadian dollar relative to that of the U.S. dollar as described below. For the three months ended September 30, 2007, the change in fair value of the derivative instruments was primarily the result of the change in measurement of hedge ineffectiveness.

Loss on Repayment of Long-Term Debt

During the nine months ended September 30, 2007, we redeemed Wireless’ US$155 million 9.75% Senior Debentures due 2016 and Wireless’ US$550 million 9.75% Senior Notes due 2010. These redemptions resulted in a loss on repayment of long-term debt of $47 million for the nine months ended September 30, 2007, including aggregate redemption premiums of $59 million offset by a write-off of the fair value increment arising from purchase accounting of $12 million.

Foreign Exchange Gain

During the three months ended September 30, 2007, the Canadian dollar strengthened by 6.71 cents versus the U.S. dollar. This resulted in a foreign exchange gain of $1 million during the three months ended September 30, 2007. During the corresponding period of 2006, there was no gain or loss related to foreign exchange on long-term debt not hedged for accounting purposes given a nominal 0.03 cent decrease in the Canadian dollar in this period. During the nine months ended September 30, 2007, the Canadian dollar strengthened by 16.9 cents compared to 5.06 cents in the corresponding period of 2006, resulting in foreign exchange gains of $53 million and $41 million, respectively.

Interest on Long-Term Debt

Interest expense decreased by $13 million and $28 million, respectively, for the three and nine months ended September 30, 2007 compared to the corresponding periods in 2006. The decrease in interest expense is primarily due to the $687 million decrease in long-term debt as at September 30, 2007 compared to September 30, 2006, including the impact of cross-currency interest rate exchange agreements.

Rogers Communications Inc.	Third Quarter 2007

This decrease in debt was largely the result of the February 2007 repayment at maturity of Cable and Telecom’s $450 million 7.60% Senior Notes due 2007, the May 2007 redemption of Wireless’ US$550 million Floating Rate Senior Notes due 2010 and the June 2007 redemption of Wireless’ US$155 million 9.75% Senior Debentures due 2016. These repayments were partially offset by the $595 million net increase in bank debt as at September 30, 2007 compared to September 30, 2006.

Operating Income

The 56% increase in our operating income to $589 million from $377 million for the three months ended September 30, 2007 compared to the corresponding period of the prior year is primarily due to the growth in revenue of $306 million exceeding the growth in operating expenses of $105 million. For the nine months ended September 30, 2007, operating income increased by only 9% to $1,020 million primarily due to a $452 million one-time non-cash charge related to the introduction of a cash settlement feature for stock options adopted in the second quarter of 2007.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three and nine months ended September 30, 2007 remained consistent with the corresponding periods of the prior year.

Operating Profit (as adjusted)

Operating profit (as adjusted) increased to $984 million and $2,728 million for the three and nine months ended September 30, 2007, respectively, from $800 million and $2,174 million in the corresponding periods of the prior year. Operating profit (as adjusted) excludes: (i) the impact of a $452 million one-time non-cash charge related to the introduction of a cash settlement feature for stock options for the nine months ended September 30, 2007; (ii) stock-based compensation expense of $11 million and $14 million for the three months ended September 30, 2007 and 2006, respectively, and $58 million and $37 million for the nine months ended September 30, 2007 and 2006, respectively; (iii) integration and restructuring expenses of $5 million and $1 million for the three months ended September 30, 2007 and 2006, respectively, and $21 million and $14 million, for the nine months ended September 30, 2007 and 2006, respectively; and (iv) an adjustment to Part II CRTC fees related to prior periods of $18 million for the three and nine months ended September 30, 2007.

For details on the determination of operating profit (as adjusted), which is a non-GAAP measure, see the “Supplementary Information” and the “Key Performance Indicators and Non-GAAP Measures” sections.

Rogers Communications Inc.	Third Quarter 2007

OPERATING UNIT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2007	2006	% Chg	2007	2006	% Chg

Operating revenue
Postpaid	$1,274	$1,080	18	$3,585	$2,989	20
Prepaid	75	57	32	203	153	33
One-way messaging	3	4	(25)	10	11	(9)
Network revenue	1,352	1,141	18	3,798	3,153	20
Equipment sales (1)	90	83	8	239	170	41
Total operating revenue	1,442	1,224	18	4,037	3,323	21

Operating expenses before the undernoted
Cost of equipment sales (1)	178	158	13	495	439	13
Sales and marketing expenses	181	152	19	467	418	12
Operating, general and administrative expenses	397	350	13	1,144	1,000	14
	756	660	15	2,106	1,857	13
Operating profit (as adjusted)(2)	686	564	22	1,931	1,466	32
Stock option plan amendment(3)	-	-	n/m	(46)	-	n/m
Stock-based compensation expense(3)	(2)	(4)	(50)	(9)	(11)	(18)
Integration recovery (expense)(4)	-	1	n/m	-	(3)	n/m
Operating profit(2)(5)	$684	$561	22	$1,876	$1,452	29

Adjusted operating profit margin as % of network revenue(2)	50.7%	49.4%		50.8%	46.5%

Additions to property, plant and equipment (“PP&E”)(2)	$164	$161	2	$570	$483	18

(1)
Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled “Reclassification of Wireless Equipment Sales and Cost of Sales” in our 2006 Annual MD&A for further details.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and the “Supplementary Information” sections.
(3)	See the section entitled “Stock-based Compensation Expense”.
(4)	Costs recovered (incurred) relate to the integration of Fido.
(5)
Operating profit includes a loss of $8 million and $23 million related to the Inukshuk wireless broadband initiative for the three and nine months ended September 30, 2007, respectively, and a loss of $8 million and $16 million for the three and nine months ended September 30, 2006, respectively.

Rogers Communications Inc.	Third Quarter 2007

Summarized Wireless Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2007	2006	% Chg	2007	2006	% Chg

Postpaid
Gross additions	383.0	368.9	14.1	990.5	990.8	(0.3)
Net additions	195.1	171.2	23.9	422.6	390.7	31.9
Adjustment to postpaid subscriber base(1)	-	-	-	(64.9)	-	(64.9)
Total postpaid retail subscribers				5,755.9	5,208.9	547.0
Average monthly revenue per user (“ARPU”)(2)	$75.15	$70.37	$4.78	$71.82	$66.66	$5.16
Average monthly usage (minutes)	582	541	41	565	541	24
Monthly churn	1.12%	1.30%	(0.18%)	1.14%	1.34%	(0.20%)
Prepaid
Gross additions	179.0	169.4	9.6	478.7	434.3	44.4
Net additions (losses)	48.0	31.9	16.1	44.7	(24.9)	69.6
Adjustment to prepaid subscriber base(1)	-	-	-	(25.5)	-	(25.5)
Total prepaid retail subscribers				1,399.3	1,324.9	74.4
ARPU(2)	$18.15	$14.61	$3.54	$16.41	$12.93	$3.48
Monthly churn	3.20%	3.52%	(0.32%)	3.52%	3.89%	(0.37%)

(1)
During the second quarter of 2007, Wireless decommissioned its Time Division Multiple Access (“TDMA”) and analog networks and simultaneously revised certain aspects of its subscriber reporting for data-only subscribers. The deactivation of the remaining TDMA subscribers and the change in subscriber reporting resulted in the removal of approximately 64,900 subscribers from Wireless’ postpaid subscriber base and the removal of approximately 25,500 subscribers from Wireless’ prepaid subscriber base. These adjustments are not included in the determination of postpaid or prepaid monthly churn.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.

Wireless Network Revenue

The increases in network revenue for the three and nine months ended September 30, 2007 compared to the corresponding periods of the prior year were driven by the continued growth of Wireless’ postpaid subscriber base and improvements in postpaid average monthly revenue per user (“ARPU”). The year-over-year increase in postpaid ARPU reflects the impact of higher data revenue, as well as increased long-distance, add-on features and roaming revenue. As Canada’s only GSM provider, Wireless has experienced growth in roaming revenues from subscribers traveling outside of Canada as well as strong growth in inbound roaming revenues from travelers to Canada who utilize Wireless’ network.

Prepaid revenue increased as a result of improved ARPU and a larger subscriber base. The year-over-year improvement in ARPU is a result of increased data usage and attractive prepaid offerings, including unlimited evening and weekend plans.

Wireless’ success in the continued reduction in postpaid churn reflects proactive and targeted customer retention activities, the commitment to customer care and improvements in network coverage and quality. Prepaid churn has improved in the first nine months of 2007 due to changes in offerings and investments in retention programs.

During the three and nine months ended September 30, 2007, wireless data revenue increased by 53% and 49%, respectively, over the corresponding periods in 2006 and totalled $183 million and $491 million, respectively. This increase in data revenue reflects the continued growth of text and multimedia messaging services, wireless Internet access, BlackBerry devices, downloadable ring tones, music and games, and other wireless data services and applications. For the three and nine months ended September 30, 2007, data revenue represented approximately 13.6% and 12.9% of total network revenue, respectively, compared to 10.5% and 10.4%, respectively, in the corresponding periods last year.

Rogers Communications Inc.	Third Quarter 2007

Wireless Equipment Sales

The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the increase in gross additions and increased volume of handset upgrades associated with the growing subscriber base.

Wireless Operating Expenses

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except per subscriber statistics)	2007	2006	% Chg	2007	2006	% Chg

Operating expenses
Cost of equipment sales(1)	$178	$158	13	$495	$439	13
Sales and marketing expenses	181	152	19	467	418	12
Operating, general and administative expenses	397	350	13	1,144	1,000	14
Operating expenses before the undernoted	756	660	15	2,106	1,857	13
Stock option plan amendment(2)	-	-	n/m	46	-	n/m
Stock-based compensation expense(2)	2	4	(50)	9	11	(18)
Integration recovery expense(3)	-	(1)	(100)	-	3	(100)
Total operating expenses	$758	$663	14	$2,161	$1,871	15

Average monthly operating expense per subscriber before sales and marketing expenses(4)	$20.74	$19.34	7	$20.39	$19.47	5

Sales and marketing costs per gross subscriber addition(4)	$392	$363	8	$388	$388	-

(1)
Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled “Reclassification of Wireless Equipment Sales and Cost of Sales” in our 2006 Annual MD&A for further details.

(2)	See the section entitled “Stock-based Compensation Expense”.
(3)	Costs incurred (recovered) relate to the integration of Fido.
(4)
As defined. See the “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section. Average monthly operating expense per subscriber before sales and marketing expenses excludes the one-time non-cash expense related to the introduction of a cash settlement feature for stock options, stock-based compensation expense and integration recovery (expenses).

Cost of equipment sales increased for the three and nine months ended September 30, 2007 compared to the corresponding periods of the prior year primarily as a result of retention activity and hardware upgrades, as well as the increased volume of gross additions and the increased average cost of more advanced handsets.

The increase in sales and marketing expenses for the three and nine months ended September 30, 2007 compared to the corresponding period of the prior year was directly related to our largely successful sales and marketing efforts targeted at acquiring high value postpaid customers and BlackBerry customers. In addition, the increase was driven by increased marketing activity related to Wireless’ “Most Reliable Network” campaign and the introduction of new products and services such as the BlackBerry Curve and Rogers Vision.

Growth in the Wireless subscriber base drove increases in operating, general and administrative expenses in the three and nine months ended September 30, 2007, compared to the corresponding periods of the prior year. These increases were reflected in higher retention spending, costs to support increased usage of data and roaming services, and increases in network operating expenses to accommodate the larger subscriber base. Customer care costs also increased as a result of Wireless Number Portability (“WNP”), the decommissioning of the TDMA network in May 2007, and the complexity of supporting more sophisticated handsets. These costs were partially offset by savings related to operating efficiencies across various functions.

Rogers Communications Inc.	Third Quarter 2007

Total retention spending, including subsidies on handset upgrades, has increased to $102 million and $293 million in the three and nine months ended September 30, 2007, respectively, compared to $72 million and $236 million, respectively, in the corresponding periods of the prior year due to a larger subscriber base which drove higher volumes of handset upgrades, as well as the introduction of WNP in March 2007. Retention spending during the nine months ended September 30, 2007 also increased due to the transition of customers to Wireless’ more advanced GSM service from the older generation TDMA and analog networks, which were turned down in May 2007.

Wireless Operating Profit (as adjusted)

The strong year-over-year growth in operating profit (as adjusted) was the result of the significant growth in network revenue. As a result, Wireless’ adjusted operating profit margins increased to 50.7% and 50.8% for the three and nine months ended September 30, 2007, respectively, compared to 49.4% and 46.5% in the corresponding periods in 2006.

Wireless Additions to Property, Plant and Equipment

Wireless additions to PP&E are classified into the following categories:

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2007	2006	% Chg	2007	2006	% Chg

Additions to PP&E
Network - capacity	$48	$48	-	$131	$136	(4)
Network - other	34	15	127	75	46	63
High Speed Packet Access (“HSPA”)	36	62	(42)	259	182	42
Information and technology and other	42	28	50	93	58	60
Inukshuk	4	8	(50)	12	61	(80)
Total additions to PP&E	$164	$161	2	$570	$483	18

The additions to PP&E for the three and nine months ended September 30, 2007, respectively, reflect spending on network capacity on the GSM and HSPA networks and technology enhancements. Other network-related additions to PP&E in the three and nine months ended September 30, 2007 primarily reflect technical upgrade projects, consisting primarily of network features, channel additions and operational support systems. Other additions to PP&E reflect information technology initiatives such as billing and back office system upgrades and other facilities and equipment spending. The reduction in expenditures related to the Inukshuk wireless broadband initiative for the nine months ended September 30, 2007 compared to the corresponding period of the prior year is a result of costs incurred in 2006 for the initial deployment of  infrastructure in the largest Canadian markets.

Rogers Communications Inc.	Third Quarter 2007

CABLE AND TELECOM

Summarized Cable and Telecom Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2007(1)	2006(2)	% Chg	2007(1)	2006(2)	% Chg

Operating revenue
Cable Operations(3)	$657	$580	13	$1,923	$1,695	13
Rogers Business Solutions	140	148	(5)	431	441	(2)
Rogers Retail	104	73	42	288	226	27
Intercompany eliminations	(2)	(1)	100	(7)	(3)	n/m
Total operating revenue	899	800	12	2,635	2,359	12

Operating profit (loss) before the undernoted
Cable Operations(3)	256	210	22	733	630	16
Rogers Business Solutions	7	6	17	4	37	(89)
Rogers Retail	2	3	(33)	(1)	11	n/m
Operating profit (as adjusted)(4)	265	219	21	736	678	9
Stock option plan amendment(5)	-	-	n/m	(113)	-	n/m
Stock-based compensation expense(5)	(3)	(3)	-	(13)	(8)	63
Integration and restructuring expense(6)	(5)	(2)	150	(21)	(11)	91
Adjustment for CRTC Part II fees decision(7)	15	-	n/m	15	-	n/m
Operating profit(4)	$272	$214	27	$604	$659	(8)

Adjusted operating profit margin(4)
Cable Operations(3)	39.0%	36.2%		38.1%	37.2%
Rogers Business Solutions	5.0%	4.1%		0.9%	8.4%
Rogers Retail	1.9%	4.1%		(0.3%)	4.9%

Additions to PP&E(4)
Cable Operations(3)	$176	$178	(1)	$464	$426	9
Rogers Business Solutions	18	26	(31)	58	50	16
Rogers Retail	5	3	67	12	5	140
Total additions to PP&E	$199	$207	(4)	$534	$481	11
(1)	The operating results of Futureway Communications Inc. (“Futureway”) are included in Cable and Telecom’s results of operations from the date of acquisition on June 22, 2007.
(2)	Certain prior year amounts have been reclassified to conform to the current year presentation.
(3)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(4)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(5)	See the section entitled “Stock-based Compensation Expense”.
(6)	Costs incurred relate to the integration of the operations of Call-Net, the restructuring of Rogers Business Solutions and the closure of 21 retail stores in the first quarter of 2006.
(7)
Relates to an adjustment of CRTC Part II fees related to prior periods as a result of a recent notice from the CRTC that the Part II fees due in November 2007 will not be collected by the CRTC. See “Government Regulation and Regulatory Developments” section.

The following segment discussions provide a detailed discussion of the Cable and Telecom operating results.

Rogers Communications Inc.	Third Quarter 2007

CABLE OPERATIONS

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2007	2006(1)	% Chg	2007	2006(1)	% Chg

Operating revenue
Core Cable	$386	$358	8	$1,143	$1,054	8
Internet	153	132	16	448	385	16
Rogers Home Phone	118	90	31	332	256	30
Total Cable Operations operating revenue	657	580	13	1,923	1,695	13

Operating expenses before the undernoted	66	61	8	188	162	16
Sales and marketing expenses	335	309	8	1,002	903	11
Operating, general and administrative expenses	401	370	8	1,190	1,065	12

Operating profit (as adjusted)(2)	256	210	22	733	630	16
Stock option plan amendment(3)	-	-	n/m	(106)	-	n/m
Stock-based compensation expense(3)	(1)	(3)	(67)	(11)	(8)	38
Integration expense(4)	(4)	(2)	100	(9)	(6)	50
Adjustment for CRTC Part II fees decision(5)	15	-	n/m	15	-	n/m
Operating profit(2)	$266	$205	30	$622	$616	1

Adjusted operating profit margin(2)	39.0%	36.2%		38.1%	37.2%

(1)	Certain prior year amounts have been reclassified to conform with the current year presentation.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(3)	See the section entitled “Stock-based Compensation Expense”.
(4)	Costs incurred relate to the integration of the operations of Call-Net.
(5)
Relates to an adjustment of CRTC Part II fees related to prior periods as a result of a recent notice from the CRTC that the Part II fees due in November 2007 will not be collected by the CRTC. See the “Government Regulation and Regulatory Developments” section.

Rogers Communications Inc.	Third Quarter 2007

Summarized Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands, except ARPU)	2007	2006(5)	% Chg	2007	2006(5)	% Chg

Cable homes passed				3,542.5	3,458.7	83.8

Basic Cable
Net additions	9.1	12.6	(3.5)	(1.7)	2.6	(4.3)
Total Basic Cable subscribers				2,275.4	2,266.4	9.0
Core Cable ARPU(1)	$56.69	$52.70	$3.99	$55.86	$51.91	$3.95

High-speed Internet
Net additions	55.0	51.0	4.0	118.2	113.0	5.2
Total internet subscribers (residential)(2)				1,418.5	1,249.2	169.3
Internet ARPU(1)	$36.71	$35.50	$1.21	$36.46	$35.25	$1.21

Digital Cable
Terminals, net additions	83.2	95.0	(11.8)	263.7	242.6	21.1
Terminals in service				1,761.1	1,382.2	378.9
Households, net additions	54.8	62.2	(7.4)	157.9	151.1	6.8
Households				1,291.8	1,064.4	227.4

Cable telephony subscriber lines
Net additions(3)	81.2	106.1	(24.9)	224.6	222.9	1.7
Total Cable telephony subscriber lines				590.5	270.8	319.7

Circuit-switched subscriber lines
Net losses and migrations(3)	(6.6)	(24.1)	17.5	(33.1)	(32.8)	(0.3)
Total circuit-switched subscriber lines(2)				354.3	357.9	(3.6)

Total Rogers Home Phone subscriber lines
Net additions	74.6	82.0	(7.4)	191.5	190.1	1.4
Total Rogers Home subscriber lines(2)				944.8	628.7	316.1

Revenue generating units (“RGUs”)(4)
Net additions	193.5	207.8	(14.3)	465.9	456.8	9.1
Total revenue generating units(2)				5,930.5	5,208.7	721.8

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)
Included in total subscribers at September 30, 2007 are approximately 3,700 high-speed Internet subscribers and 37,900 circuit-switched telephony subscriber lines, representing 41,600 RGUs, acquired from Futureway in June, 2007. These subscribers are not included in net additions for the nine months ended September 30, 2007.

(3)
Includes approximately 7,800 and 38,900 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2007, respectively, and 14,400 and 23,600 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2006, respectively.

(4)	RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and Rogers Home Phone subscribers.
(5)	Certain prior year amounts have been reclassified to conform to the current year presentation.

Core Cable Revenue

The increases in Core Cable revenue for the three and nine months ended September 30, 2007 reflect price increases, the growth in basic subscribers and the growing penetration of our digital cable products. The price increases on service offerings, effective March 2006 and 2007, contributed to Core Cable revenue growth by approximately $14 million and $40 million, for the three and nine months ended September 30, 2007, respectively. The remaining increase in revenue of approximately $14 million and $49 million for the three and nine months ended September 30, 2007, respectively, is primarily related to the impact of the growth in digital subscribers.

Rogers Communications Inc.	Third Quarter 2007

The digital cable subscriber base has grown by 21% from September 30, 2006 to September 30, 2007. The digital penetration of basic cable households now represents 57%. Strong demand for high-definition and personal video recorder subscriber equipment combined with Cable and Telecom’s Personal TV and the new ‘triple play’ marketing campaign, which offers cable television, high-speed Internet and Rogers Home Phone services in discrete packages, were contributors to the growth in the digital subscriber base of 54,800 and 157,900 households in the three and nine months ended September 30, 2007, respectively. Basic cable subscribers increased by 9,100 in the third quarter given the seasonal impact of college and university students connecting for the school year.

Internet (Residential) Revenue

The increase in Internet revenues for the three and nine months ended September 30, 2007 from the corresponding periods in 2006 primarily reflects the 14% year-over-year increase in the number of Internet subscribers and price increases of Internet offerings. The price increases on Internet offerings, effective March 2006 and 2007, contributed to the Internet revenue growth by approximately $4 million and $12 million for the three and nine months ended September 30, 2007, respectively. The remaining increases in revenue of approximately $17 million and $51 million for the three and nine months ended September 30, 2007, respectively, are largely the result of the impact of the growth in subscribers. The average monthly revenue per Internet subscriber has increased in the quarter compared to the corresponding period in 2006 given the price increases and was partially offset with the change in product mix to more Lite and Ultra-Lite subscribers.

With the high-speed Internet subscriber base now at approximately 1.4 million, Internet penetration is 62% of basic cable households, and 40% of homes passed by our cable networks.

Rogers Home Phone Revenue

The growth in Rogers Home Phone revenue for the three and nine months ended September 30, 2007 compared to the corresponding periods in 2006 is mainly a result of incremental revenues from Rogers Home Phone voice-over-cable telephony service, which added 81,200 and 224,600 net new lines in the three and nine months ended September 30, 2007, respectively. Partially offsetting the increase in voice-over-cable telephony lines is a decline in the number of circuit-switched local lines of 6,600 and 33,100 for the three and nine months ended September 30, 2007, respectively. During the three and nine months ended September 30, 2007, there were 7,800 and 38,900 migrations, respectively from circuit-switched lines to cable telephony lines.

The overall net growth in the Rogers Home Phone subscriber base contributed to incremental local service revenues of approximately $26 million and $80 million for the three and nine months ended September 30, 2007, respectively, over the corresponding periods in 2006.

Long-distance revenues for the three months ended September 30, 2007 increased by $2 million versus the corresponding period in 2006, and decreased by $4 million in the nine months ended September 30, 2007 compared to the corresponding period in 2006 due to ongoing declines in pricing and usage.

Cable Operations Operating Expenses

The increase in Cable Operations sales and marketing expenses of $5 million and $26 million for the three and nine months ended September 30, 2007, respectively, compared to the corresponding periods of 2006 reflects the significant growth and expansion of the cable telephony service as well as other promotional activities.

Rogers Communications Inc.	Third Quarter 2007

The increases in operating, general and administrative costs for the three and nine months ended September 30, 2007 compared to the corresponding periods of 2006 were primarily driven by the increases in digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, technical service, network operations, information technology and administration associated with the support of the larger subscriber bases. This increase was partially offset by the elimination of CRTC Part II fees for the three months ended September 30, 2007. This was due to a recent notice from the CRTC that the Part II fees due in November 2007 will not be collected by the CRTC. For further details, see the section entitled “Government Regulation and Regulatory Developments”.

In January 2004, Cable entered into a multi-year agreement with Yahoo! Inc. ("Yahoo!") to offer Cable's high-speed Internet access subscribers a co-branded broadband experience which included: Yahoo!’s email functionality; hosting and storage; security, pop-up blocking and parental control tools; digital photo tools; online music and game services; and an array of content in a personalized user environment. Under this agreement, Cable paid portal fees to Yahoo! for these services on a per subscriber basis. On October 31, 2007, Cable and Yahoo! entered into a renegotiated agreement effective January 1, 2008 under which Cable and Yahoo! will share advertising revenue opportunities leveraging the high-speed Internet access subscribers, and Cable no longer pays portal fees to Yahoo!. This renegotiated agreement will now expire on December 31, 2011. In connection with the renegotiation of this agreement, Cable will make a one time payment to Yahoo! of approximately $52 million and Cable’s cost of providing its high-speed Internet service will be meaningfully reduced over the term of the renegotiated agreement.

Cable Operations Operating Profit (as adjusted)

The year-over-year growth in operating profit (as adjusted) was primarily the result of growth in revenue and subscribers. The elimination of CRTC Part II fees for the quarter was also a contributing factor to the growth in operating profit (as adjusted). As a result, Cable Operations adjusted operating profit margins increased to 39.0% and 38.1% for the three and nine months ended September 30, 2007, respectively, compared to 36.2% and 37.2% in the corresponding periods in 2006.

The economics of Cable Operations’ base of circuit-switched local telephony and long-distance customers which was acquired in July 2005 through the acquisition of Call-Net is such that this part of its business is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As such, the inclusion of the circuit-switched local telephony and long-distance business with Cable Operations' on-net in-region telephony business has a dilutive impact on operating profit margins and makes the comparison of such margins with the margins of other pure play cable companies difficult.

Rogers Communications Inc.	Third Quarter 2007

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2007	2006	% Chg	2007	2006	% Chg

Rogers Business Solutions operating revenue	$140	$148	(5)	$431	$441	(2)

Operating expenses before the undernoted
Sales and marketing expenses	17	17	-	57	51	12
Operating, general and administrative expenses	116	125	(7)	370	353	5
	133	142	(6)	427	404	6
Operating profit (as adjusted)(1)	7	6	17	4	37	(89)
Stock option plan amendment(2)	-	-	n/m	(2)	-	n/m
Stock-based compensation expense(2)	(1)	-	n/m	(1)	-	n/m
Integration and restructuring expense(4)	(1)	-	n/m	(12)	-	n/m
Operating profit (loss)(1)	$5	$6	(17)	$(11)	$37	n/m

Adjusted operating profit margin(1)	5.0%	4.1%		0.9%	8.4%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	See the section entitled “Stock-based Compensation Expense”.
(3)	Costs incurred relate to the integration of the operations of Call-Net and the restructuring of Rogers Business Solutions.

Summarized Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands)	2007	2006	% Chg	2007	2006	% Chg

Local line equivalents(1)
Net additions	2.6	6.6	(4.0)	12.7	22.8	(10.1)
Total local line equivalents(2)				221.7	194.4	27.3

Broadband data circuits(3)(4)
Net additions	1.1	3.0	(1.9)	2.5	7.2	(4.7)
Total broadband data circuits				33.8	28.7	5.1

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)
Included in total subscribers at September 30, 2007 are approximately 4,000 local line equivalents and 300 broadband data circuits acquired from Futureway in June, 2007. These subscribers are not included in net additions for the nine months ended September 30, 2007.

(3)	Certain prior year amounts have been reclassified to conform to the current year presentation.
(4)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.

Rogers Business Solutions Revenue

The decrease in Rogers Business Solutions revenues reflects a decline in long-distance revenue offset by an increase in local service and data revenue. During the three and nine months ended September 30, 2007, long-distance revenues declined by $13 million and $21 million, respectively, compared to the corresponding periods of 2006 due to a decrease in the average revenue per minute and a higher mix of North American minutes versus international minutes. Local service revenue grew by $4 million and $11 million, respectively, compared to the corresponding periods of 2006. In addition, data revenues (including hardware sales) increased by $1 million and remained flat, respectively, compared to the corresponding periods of 2006.

Rogers Communications Inc.	Third Quarter 2007

Rogers Business Solutions Expenses

Carrier charges, which are included in operating, general and administrative expenses, decreased by $12 million and $8 million for the three and nine months ended September 30, 2007, respectively, which reflects the decrease in revenue. Carrier charges represented approximately 55% and 56% of revenue in the three and nine months ended September 30, 2007, respectively, compared to 60% and 57% of revenue, respectively, in the corresponding periods of 2006.

The increase in other operating, general and administrative expenses of $3 million and $25 million for the three and nine months ended September 30, 2007, respectively, compared to the same periods of the prior year are primarily the result of an increase in overall information technology and network maintenance costs and increased support costs related to the Group Telecom/360Networks assets acquired from Bell Canada in December 2006.

Sales and marketing expenses increased by $6 million in the nine months ended September 30, 2007, respectively, compared to the corresponding period of the prior year, primarily due to initiatives targeting the small and medium business markets launched in the first quarter of 2007.

Rogers Business Solutions Operating Profit (as adjusted)

The changes described above resulted in Rogers Business Solutions operating profit (as adjusted) of $7 million and $4 million for the three and nine months ended September 30, 2007, respectively, compared to operating profit (as adjusted) of $6 million and $37 million in the corresponding periods of 2006.

ROGERS RETAIL

Summarized Financial Results

In January 2007, Rogers Retail acquired approximately 170 retail locations from Wireless. The results of these stores are included in the Rogers Retail results of operations since January 1, 2007.

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2007	2006	% Chg	2007	2006	% Chg

Rogers Retail operating revenue	$104	$73	$42	$288	$226	27

Operating expenses before the undernoted
Cost of sales	48	35	37	135	109	24
Sales and marketing expenses	48	30	60	137	91	51
Operating, general and administrative expenses	6	5	20	17	15	13
	102	70	20	289	215	34
Operating profit (loss) (as adjusted)(1)	2	3	46	(1)	11	n/m
Stock option plan amendment(2)	-	-	n/m	(5)	-	n/m
Stock-based compensation expense(2)	(1)	-	n/m	(1)	-	n/m
Restructuring expense(3)	-	-	n/m	-	(5)	(100)
Operating profit (loss)(1)	$1	$3	(67)	$(7)	$6	n/m

Adjusted operating profit margin(1)	1.9%	4.1%		(0.3%)	4.9%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	See the section entitled “Stock-based Compensation Expense”.
(3)	Costs related to the closure of 21 retail stores in the first quarter of 2006.

Rogers Communications Inc.	Third Quarter 2007

Rogers Retail Revenue

The increase in Rogers Retail revenue of $31 million and $62 million for the three and nine months ended September 30, 2007, compared to the corresponding periods of 2006, was the result of the acquisition of 170 retail stores from Wireless in January 2007 partially offset by a decline in video rental and sales revenues of $1 million and $6 million, respectively, resulting from lower transactions, customer visits and late fee revenue.

Rogers Retail Operating Profit (as Adjusted)

Rogers Retail recorded an operating profit (as adjusted) of $2 million and a loss of $1 million for the three and nine months ended September 30, 2007, compared to operating profit (as adjusted) of $3 million and $11 million in the corresponding periods of the prior year primarily resulting from lower customer visits and increased sales and marketing expenses.

CABLE AND TELECOM ADDITIONS TO PP&E

The Cable Operations segment categorizes its additions to property, plant and equipment (“PP&E”) according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable and Telecom PP&E Additions

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2007	2006(1)	% Chg	2007	2006(1)	% Chg

Additions to PP&E
Customer premises equipment	$78	$76	3	$213	$201	6
Scalable infrastructure	37	50	(26)	95	104	(9)
Line extensions	14	16	(13)	42	42	-
Upgrades and rebuilt	10	2	n/m	29	5	n/m
Support capital	37	34	9	85	74	15
Total Cable operations(2)	176	178	(1)	464	426	9
Rogers Business Solutions(3)	18	26	(31)	58	50	16
Rogers Retail	5	3	67	12	5	140
	$199	$207	(4)	$534	$481	11

(1)	Certain prior year amounts have been reclassified to conform with the current year presentation.
(2)
Included in Cable Operations PP&E additions are integration costs related to the integration of Call-Net of nil and $4 million for the three and nine months ended September 30, 2007, respectively, and $10 million and $23 million for the three and nine months ended September 30, 2006, respectively.

(3)
Included in Rogers Business Solutions PP&E additions are integration costs related to the integration of Call-Net of $3 million and $5 million for the three and nine months ended September 30, 2007, respectively, and $8 million and $11 million for the three and nine months ended September 30, 2006, respectively.

Rogers Communications Inc.	Third Quarter 2007

Cable Operations PP&E additions are primarily attributable to higher spending on customer premises equipment and support capital relating to a larger subscriber base. Spending on upgrades and rebuilds is driven by upgrades and improvements in the Atlantic provinces and rural areas in Ontario. Rogers Business Solutions PP&E additions for the three months ended September 30, 2007 decreased compared to the corresponding period of the prior year due to the timing of expenditures. The increase in Rogers Business Solutions PP&E additions for the nine months ended September 30, 2007 is primarily attributable to increased spending on network capacity and the integration of the Group Telecom/360Neworks assets acquired from Bell Canada in the fourth quarter of 2006. The increase in Rogers Retail PP&E expenditures is attributable to improvements made to certain retail stores acquired from Wireless in January 2007.

MEDIA

Summarized Media Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2007	2006	% Chg	2007	2006	% Chg

Operating revenue	$339	$319	6	$953	$893	7

Operating expenses before the undernoted	293	278	5	843	785	7
Operating profit (as adjusted)(1)	46	41	12	110	108	2
Stock option plan amendment(2)	-	-	n/m	(84)	-	n/m
Stock-based compensation expense(2)	(3)	(2)	50	(9)	(4)	125
Adjustment for CRTC Part II fees decision(3)	3	-	n/m	3	-	n/m
Operating profit(1)	$46	$39	18	$20	$104	(81)

Adjusted operating profit margin(1)	13.6%	12.9%		11.5%	12.1%

Additions to property, plant and equipment(1)	$27	$8	n/m	$45	$33	36

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(2)	See the section entitled “Stock-based Compensation Expense”.
(3)
Relates to an adjustment of CRTC Part II fees related to prior periods as a result of a recent notice from the CRTC that the Part II fees due in November 2007 will not be collected by the CRTC. See the “Government Regulation and Regulatory Developments” section.

Media Revenue

The increase in Media revenue for the three and nine months ended September 30, 2007 over the corresponding periods in 2006 generally reflects growth across all of Media’s divisions. Rogers Publishing revenue in 2007 was positively impacted by the launch of the Canadian edition of Hello! in 2006. Rogers Radio revenue increased due to a combination of organic growth and the acquisition of five radio stations in Alberta in January 2007. The growth in Rogers Sports Entertainment revenue compared to the corresponding periods of the prior year was due to increases in admissions, corporate sponsorships and broadcast revenue. Rogers Sportsnet revenue also increased over the corresponding periods of the prior year due to higher advertising revenue and subscriber fees. OMNI TV generated double-digit increases in national advertising for the quarter and year-to-date. These increases were partially offset by a decrease in The Shopping Channel revenue resulting from lower sales of electronic goods.

Rogers Communications Inc.	Third Quarter 2007

Media Operating Expenses

The increase in Media operating expenses, excluding the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature for employee stock options and stock-based compensation expense, for the three and nine months ended September 30, 2007 compared to the corresponding periods in 2006 is primarily due to operating costs of the five Alberta radio stations, the launch of Hello!, and higher payroll costs at Rogers Sports Entertainment. These increases were partially offset by lower general and administrative costs and by the elimination of CRTC Part II fees for the three months ended September 30, 2007. This was due to a recent notice from the CRTC that the Part II fees due in November 2007 will not be collected by the CRTC. For further details, see the section entitled “Government Regulation and Regulatory Developments”.

Media Operating Profit (as adjusted)

Media’s operating profit (as adjusted) increased 12% for the three months ended September 30, 2007 from the corresponding period in 2006 as growth in Rogers Broadcasting’s profit was offset partially by start-up losses in Rogers Publishing and lower margins at The Shopping Channel. The elimination of CRTC Part II fees for the quarter was also a contributing factor to the growth in operating profit (as adjusted). The increase in the nine months ended September 30, 2007 over the corresponding period of the prior year is mainly due to strong results from Rogers Broadcasting.

Media Additions to PP&E

The majority of Media’s PP&E additions in the three and nine months ended September 30, 2007 reflect building improvements related to the planned relocation of Rogers Sportsnet.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Operations

Three Months Ended September 30, 2007

For the three months ended September 30, 2007, cash generated from operations before changes in non-cash operating working capital items, which is calculated by adjusting to eliminate the effect of all non-cash items from net income, increased to $875 million from $665 million in the corresponding period of 2006. The $210 million increase is primarily the result of a $184 million increase in operating profit (as adjusted).

Taking into account the changes in non-cash operating working capital items for the three months ended September 30, 2007, cash generated from operations was $982 million, compared to $731 million in the corresponding period of 2006.

The cash flow generated from operations of $982 million, together with the receipt of $1 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options resulted in total net funds of approximately $983 million raised in the three months ended September 30, 2007.

Rogers Communications Inc.	Third Quarter 2007

Net funds used during the three months ended September 30, 2007 totalled approximately $1,030 million, the details of which include funding:

•	net repayments under our bank credit facility aggregating $505 million;

•	additions to PP&E of $422 million, including $25 million of related changes in non-cash working capital;

•	the payment of quarterly dividends of $80 million on our Class A Voting and Class B Non-Voting shares;

•	additions to program rights of $18 million;

•	other net investments of $4 million; and

•	the net repayment of $1 million of capital leases.

Taking into account the cash deficiency of $31 million at the beginning of the period and the cash sources and uses described above, the cash deficiency at September 30, 2007 was $78 million.

Nine Months Ended September 30, 2007

For the nine months ended September 30, 2007, cash generated from operations before changes in non-cash operating working capital items, which is calculated by adjusting to eliminate the effect of all non-cash items from net income, increased to $2,344 million from $1,757 million in the corresponding period of 2006. The $587 million increase is primarily the result of a $554 million increase in operating profit (as adjusted).

Taking into account the changes in non-cash operating working capital items for the nine months ended September 30, 2007, cash generated from operations was $1,986 million, compared to $1,747 million in the corresponding period of 2006.

The cash flow generated from operations of $1,986 million, together with $875 million aggregate net advances under our bank credit facilities, and the receipt of $26 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options resulted in total net funds of approximately $2,887 million raised in the nine months ended September 30, 2007.

Net funds used during the nine months ended September 30, 2007 totalled approximately $2,945 million, the details of which include funding:

•	additions to PP&E of $1,311 million, including $139 million of related changes in non-cash working capital;

•	the repayment at maturity in February of Cable and Telecom’s $450 million Senior Notes due 2007;

•	the redemption in May of Wireless’ US$550 million Floating Rate Notes due 2010 ($609 million aggregate principal amount and $12 million premium);

Rogers Communications Inc.	Third Quarter 2007

•	the redemption in June of Wireless’ US$155 million 9.75% Senior Debentures due 2016 ($166 million aggregate principal amount and $47 million premium);

•
the aggregate net payment of $35 million incurred on the settlement of two cross-currency interest rate exchange agreements and forward contracts in conjunction with the redemption of Wireless’ US$550 million Floating Rate Senior Notes due 2010 in May 2007 and the redemption of Wireless’ US$155 million 9.75% Senior Debentures due 2016 in June 2007;

•	the payment of quarterly dividends aggregating $131 million on our Class A Voting and Class B Non-Voting shares;

•	other net acquisitions and investments of $138 million, including the acquisition of Futureway Communications Inc. in June 2007 and the acquisition of five Alberta radio stations in January 2007;

•	additions to program rights of $41 million;

•	financing costs incurred of $4 million; and

•	the net repayment of $1 million of capital leases.

Taking into account the cash deficiency of $19 million at the beginning of the period and the cash sources and uses described above, the cash deficiency at September 30, 2007 was $78 million.

Financing

Our long-term debt instruments are described in Note 15 to the 2006 Annual Audited Consolidated Financial Statements and Note 6 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2007.

Three Months Ended September 30, 2007

During the three months ended September 30, 2007, $505 million aggregate net repayments were made under our bank credit facility.  In addition, $1 million aggregate net repayments of capital leases were made.

Nine Months Ended September 30, 2007

During the nine months ended September 30, 2007, aggregate outstanding bank debt increased by $875 million.

In addition, during the nine months ended September 30, 2007, $1,226 million aggregate principal amount of other debt was repaid, comprised of $450 million aggregate principal amount of Cable and Telecom’s 7.60% Senior Notes due 2007 repaid at maturity in February, $609 million (US$550 million) aggregate principal amount of Wireless’ Floating Rate Senior Notes due 2010 redeemed in May at a redemption premium of 2%, or $12 million, for a total of $621 million (US$561 million), $166 million (US$155 million) aggregate principal amount of Wireless’ 9.75% Senior Debentures due 2016 redeemed in June at a redemption premium of 28.416%, or $47 million, for a total of $213 million (US$199 million) and $1 million net repayment of capital leases. As a result, we incurred a net loss on repayment of long-term debt aggregating $47 million which is expensed in the income statement. Included in this amount are the aggregate redemption premiums of $59 million offset by a non-cash writedown of the fair value increment arising from purchase accounting of $12 million. In addition, in conjunction with these redemptions we made aggregate net payments on settlement of cross-currency interest rate exchange agreements and forward contracts of $35 million.

Rogers Communications Inc.	Third Quarter 2007

RCI’s $2.4 Billion Bank Credit Facility

On June 29, 2007, the $1 billion Cable and Telecom bank credit facility, the $700 million Wireless bank credit facility and the $600 million Media bank credit facility were cancelled and RCI entered into a new unsecured $2.4 billion bank credit facility. At September 30, 2007, RCI had borrowed $1.035 billion under this new bank credit facility.

RCI’s new bank credit facility provides RCI with up to $2.4 billion from a consortium of Canadian financial institutions.  The bank credit facility is available on a fully revolving basis until maturity on July 2, 2013 and there are no scheduled reductions prior to maturity.  The interest rate charged on the bank credit facility ranges from nil to 0.50% per annum over the bank prime rate or base rate or 0.475% to 1.75% over the bankers’ acceptance rate or LIBOR.  RCI’s bank credit facility is unsecured and ranks pari passu with RCI’s senior public debt and cross-currency interest rate exchange agreements.  The bank credit facility requires that RCI satisfy certain financial covenants, including the maintenance of certain financial ratios.

Pari Passu Debt and Intracompany Amalgamation completed July 1, 2007

On July 1, 2007, RCI completed an intracompany amalgamation of RCI and certain of its wholly owned subsidiaries, including Rogers Cable Inc. (“RCAB”) and Rogers Wireless Inc. (“RWI”). The amalgamated entity continues as RCI, and RCAB and RWI are no longer separate corporate entities and have ceased to be reporting issuers. This intracompany amalgamation does not impact the consolidated results previously reported by RCI, and the operating subsidiaries of RCAB and RWI are not part of and are not impacted by the amalgamation.

As a result of the amalgamation, on July 1, 2007 RCI assumed all of the rights and obligations under all of the outstanding RCAB and RWI public debt indentures and cross-currency interest rate exchange agreements. As part of the amalgamation process, on June 29, 2007 RCAB and RWI released all security provided by bonds issued under the RCAB deed of trust and the RWI deed of trust for all of the then outstanding RCAB and RWI senior public debt and cross-currency interest rate exchange agreements. As a result, none of the senior public debt or cross-currency interest rate exchange agreements remain secured by such bonds effective as of June 29, 2007.

As a result of these actions, the outstanding public debt and cross-currency interest rate exchange agreements and the new $2.4 billion bank credit facility now reside at RCI on an unsecured basis.  The RCI public debt originally issued by Cable and Telecom has RCCI as a co-obligor and RWP as an unsecured guarantor while the RCI public debt originally issued by RWI has RWP as a co-obligor and RCCI as an unsecured guarantor.  Similarly, RCCI and RWP have provided unsecured guarantees for the new bank credit facility and the cross-currency interest rate exchange agreements.  Accordingly, RCI’s bank debt, senior public debt and cross-currency interest rate exchange agreements now rank pari passu on an unsecured basis. Our subordinated public debt remains subordinated to our senior debt.

Rogers Communications Inc.	Third Quarter 2007

Shelf Prospectuses

In order to maintain financial flexibility, RCI is in the process of preparing to file shelf prospectuses with securities regulators to qualify debt securities of RCI for sale in Canada and/or in the United States. A previously filed shelf prospectus expired during 2006. The notice set forth in this paragraph does not constitute an offer of any securities for sale.

Credit Ratings Upgrades

In February 2007, Fitch Ratings increased the issuer default ratings for RCI, Wireless and Cable and Telecom to BBB- (from BB) and increased the senior debt ratings for Wireless and Cable and Telecom to BBB- (from BB+), while the senior subordinated debt rating for Wireless was affirmed at BB. In May 2007, Fitch affirmed these ratings, revised the ratings outlook to positive from stable and indicated that when the RCI amalgamation was completed on July 1, 2007, the issuer default ratings for Wireless and Cable and Telecom would be withdrawn and the rating on the Senior Subordinated Notes of Wireless would be upgraded to BB+ (from BB). In July 2007, Fitch confirmed that it had withdrawn the issuer default ratings for Wireless and Cable and Telecom and upgraded the rating on RCI’s Senior Subordinated Notes to BB+ (from BB).

In March 2007, Moody’s Investors Service upgraded the senior debt ratings for Wireless and Cable and Telecom to Baa3 (from Ba1) and upgraded the senior subordinated debt rating of Wireless to Ba1 (from Ba2).  In May 2007, Moody’s announced that, pending routine due diligence to confirm that the RCI amalgamation and release of security was implemented as intended, there would be no ratings impact and the current Baa3 ratings would continue to prevail.

In April 2007, Standard & Poor’s Ratings Services raised its long-term corporate credit ratings for RCI, Wireless and Cable and Telecom to BBB- (from BB+), raised the senior debt ratings for Wireless and Cable and Telecom to BBB- (from BB+) and raised the senior subordinated debt rating for Wireless to BB+ (from BB-). In May 2007, Standard and Poor’s announced that its ratings were unaffected following the Company’s decision to amalgamate RCI with Wireless and Cable and Telecom and to release the security on its outstanding debt.

As a result, RCI’s unsecured senior debt is rated investment grade by each of Fitch, Moody’s and Standard & Poor’s.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.  At September 30, 2007, all of our U.S. dollar-denominated debt was hedged with respect to foreign exchange fluctuations using cross-currency interest rate exchange agreements that qualify as hedges for accounting purposes.

Rogers Communications Inc.	Third Quarter 2007

During the three months ended March 31, 2007, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements.

During the three months ended June 30, 2007, we redeemed an aggregate US$705 million of our U.S. dollar-denominated debt and terminated an aggregate notional principal amount of US$275 million of our cross-currency interest rate exchange agreements.  On May 3, 2007 we redeemed our US$550 million Floating Rate Senior Notes due 2010 for US$561 million and on June 21, 2007 we redeemed our US$155 million 9.75% Senior Debentures due 2016 for US$199 million. In addition, in May 2007 we terminated two of our cross-currency interest rate exchange agreements aggregating US$275 million notional principal amount.

During the three months ended September 30, 2007, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements.

During the nine months ended September 30, 2007, we redeemed an aggregate US$705 million of our U.S. dollar-denominated debt and terminated an aggregate notional principal amount of US$275 million of our cross-currency interest rate exchange agreements, all of which occurred during the three months ended June 30, 2007 as noted above.

As a result of the foregoing debt redemptions and swap terminations, on September 30, 2007 100% of our U.S. dollar-denominated debt was hedged on an economic basis and on an accounting basis.

Consolidated Hedged Position

(In millions of dollars, except percentages)		September 30, 2007			December 31, 2006

U.S. dollar-denominated long-term debt	US	$4,190		US	$4,895

Hedged with cross-currency interest rate exchange agreements	US	$4,190		US	$4,475

Hedged exchange rate		1.3313			1.3229

Percent hedged		100.0	%(1)		91.4%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$7,249		Cdn	$7,658
Total long-term debt at fixed rates	Cdn	$6,214		Cdn	$6,851
Percent of long-term debt fixed		85.7%			89.5%

Weighted average interest rate on long-term debt		7.63%			7.98%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on September 30, 2007, RCI accounted for 100% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Communications Inc.	Third Quarter 2007

Composition of Fair Market Value Liability for Derivative Instruments(1)

(In millions of dollars)	September 30, 2007	December 31, 2006

Foreign exchange related	$1,669	$858
Interest rate related	192	436
Total carrying value	$1,861	$1,294

(1)	After adoption of new financial instrument accounting standards. Refer to Note 1 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2007.

Outstanding Share Data

Set out below is our outstanding share data as at September 30, 2007. For additional information, refer to Note 20 to our 2006 Annual Audited Consolidated Financial Statements and Note 9 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2007.

Common Shares	September 30, 2007
Class A Voting	112,462,014
Class B Non-Voting	526,793,372

Options to Purchase Class B Non-Voting Shares
Outstanding Options	17,059,107
Outstanding Options Exercisable	11,856,365

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

On July 31, 2007, we declared a quarterly dividend of $0.125 per share on each of our outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $80 million was paid on October 1, 2007 to shareholders of record on September 13, 2007.

On May 28, 2007, we announced an increase in our annual dividend from $0.16 to $0.50 per share, effective immediately.  The new quarterly dividend is $0.125 per each outstanding Class A Voting and Class B Non-Voting share.  Also on May 28, 2007, we declared a quarterly dividend at the increased rate of $0.125 per share on each of our outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $80 million was paid on July 3, 2007 to shareholders of record on June 14, 2007.

Rogers Communications Inc.	Third Quarter 2007

On February 15, 2007, we declared a quarterly dividend of $0.04 per share on each of our outstanding Class B Non-Voting shares and Class A Voting shares. This quarterly dividend totalling $26 million was paid on April 2, 2007 to shareholders of record on March 15, 2007.

On October 30, 2006, we declared a quarterly dividend of $0.04 per share on each of our outstanding Class B Non-Voting shares and Class A Voting shares. This quarterly dividend totalling $25 million was paid on January 2, 2007 to shareholders of record on December 20, 2006.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2006 Annual MD&A, and are further discussed in Notes 15, 23 and 24 of our 2006 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2006 except for the changes in long-term debt previously discussed in the “Consolidated Liquidity and Capital Resources” section.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2006 Annual MD&A. The significant changes to those regulations since December 31, 2006, are as follows:

Local Telephone Forbearance

On April 4th, 2007, the Federal Cabinet overturned the CRTC’s 2006 Local Forbearance Decision.   Effective April 4th, 2007, the CRTC rules on winback (which prohibited the incumbent phone companies from contacting customers for three months after they chose an alternate telephone provider) and promotions (which imposed competitive safeguards for temporary pricing changes) were removed.  In addition, the incumbent phone companies will be able to apply for deregulation by simply showing that they compete with a wireline facilities-based provider and a wireless facilities provider in a telephone exchange. As long as the competitive wireline facilities provider’s service is available to 75% of the subscribers in an exchange and the incumbents meet quality of service tests (which were reduced by the Cabinet), the incumbents will be deregulated within 120 days of application to the CRTC.

Diversity of Ownership

In light of recent acquisition announcements in the Canadian broadcasting industry, the CRTC has launched a public proceeding in which it will review its approach to ownership consolidation and the availability of a diversity of voices in the broadcasting system. As part of its in-depth study, the CRTC will examine issues such as common ownership; concentration of ownership; horizontal and vertical integration; the benefits policy; licence trafficking; as well as the CRTC's relationship with the Competition Bureau. Written comments were provided by July 18, 2007, and a public hearing took place in September, 2007. The CRTC's objective is to establish clearly articulated policy guidelines going forward.  As a result, major transactions (and their stated divestitures) that have already been announced will be examined within the context of the rules already in force when the transactions were announced. Their consideration will not be delayed by the CRTC's diversity of voices hearing, and will instead be heard and processed in a timely manner.

Rogers Communications Inc.	Third Quarter 2007

Review of Broadcasting Regulations

On May 10, 2007, the Chair of the CRTC announced that the CRTC had commissioned a report to look at all Canadian broadcasting regulations. The report will look at each regulation or policy and ask what its original purpose was, whether it is still relevant and effective and whether it should be retained, improved, streamlined or eliminated. The report was issued in September, 2007. On July 5, 2007, the CRTC issued Broadcasting Notice of Public Hearing CRTC 2007-10; Review of the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services.  This proceeding is a comprehensive review of the regulations affecting cable operators and pay and specialty services. The CRTC has made a number of proposals designed to move away from detailed regulation and rely more on market forces. There will be a hearing on January 28, 2008.

Dunbar/Leblanc Report

On September 12, 2007 the CRTC released the Dunbar/Leblanc report. This report was commissioned by the CRTC on May 10, 2007. The report examined Canadian broadcasting regulations and policies. The report recommended changes to the rules in a number of areas including simultaneous substitution, genre protection, access and advertising. The report's recommendations, if adopted, could have an impact on our Broadcasting and Cable operations. The report's recommendations will be examined in the Review of Regulatory frameworks hearing in January 2008.

Part II Fees

The CRTC collects two different types of fees from broadcast licencees. These are known as Part I and Part II fees. In 2003 and 2004, lawsuits were commenced in the Federal Court, alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful.  On December 14, 2006 the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees. The Court ruled that licencees were not entitled to a refund of past fees paid. Both the Crown and the applicants have appealed this case to the Federal Court of Appeal. The applicants are seeking an order requiring a refund of past fees paid. The Crown is seeking to reverse the finding that Part II fees are unlawful. On October 15, 2007 the CRTC sent a letter to all broadcast licencees, including Cable and Rogers Broadcasting. The letter stated that the CRTC will not collect Part II licence fees due on November 30, 2007 and subsequent years unless the Federal Court of Appeal or the Supreme Court of Canada (should the case be appealed to that level) reverses the Federal Court's decision.

Tower Policy

On June 28, 2007, Industry Canada released its new Tower Policy (CPC-2-0-03- Radiocommunication and Broadcasting Antenna Systems). The policy will require wireless carriers and broadcasters to engage in more local and public consultation prior to erecting or significantly modifying antenna structures. The new policy could make it more difficult for Wireless and Rogers Broadcasting to erect towers required for their businesses.  The new policy takes effect on January 1, 2008.

Rogers Communications Inc.	Third Quarter 2007

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2006 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2006, except as follows:

We Are and Will Continue to Be Involved in Litigation

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada. Since that time, similar proposed class actions have also been commenced in Newfoundland & Labrador, New Brunswick, Nova Scotia, Quebec, Ontario, Manitoba, Alberta and British Columbia. The proceeding involves allegations by wireless customers of, among other things, breach of contract, misrepresentation, false advertising and unjust enrichment with respect to the system access fee charged by Wireless to some of its customers. The plaintiffs seek unquantified damages from the defendants. Wireless believes it has a good defence to the allegations. The plaintiffs applied for an order certifying a national class action in Saskatchewan. In September 2007, the Saskatchewan court granted the plaintiffs’ application to have the proceeding certified as a class action. We are applying for leave to appeal this decision to the Saskatchewan Court of Appeal. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to our financial position and results of operations could result.

In December 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee. In July 2007 we were advised by the Competition Bureau that the inquiry has been discontinued.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2006 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Revenue (primarily network revenue at Wireless) and average monthly revenue per subscriber (“ARPU”);
•	Subscriber counts and subscriber churn;
•	Operating expenses and average monthly operating expense per wireless subscriber;
•	Sales and marketing costs (or cost of acquisition) per subscriber;
•	Operating profit (actual and as adjusted);
•	Operating profit margin (actual and as adjusted);
•	Free cash flow; and
•	Additions to PP&E.

See the “Supplementary Information” section for calculations of the Non-GAAP measures.

Rogers Communications Inc.	Third Quarter 2007

Beginning in the second quarter of 2007, we have included certain non-GAAP measures which we believe provide useful information to management and readers of this MD&A in measuring our financial performance. These measures, which include operating profit (as adjusted), operating profit margin (as adjusted), net income (as adjusted) and basic and diluted net income per share (as adjusted), do not have a standardized meaning under GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with GAAP.

We believe that the non-GAAP financial measures provided which exclude: (i) the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature related to employee stock options; (ii) stock-based compensation expense; (iii) integration and restructuring expense; (iv) an adjustment to CRTC fees related to prior periods; and (v) in respect of net income and net income per share, loss on repayment of long-term debt and the related income tax impacts of the above items, provide for a more effective analysis of our operating performance. In addition, the items mentioned above could potentially distort the analysis of trends due to the fact that they are either volatile or unusual or non-recurring, and can vary widely from company to company and impair comparability. The exclusion of these items does not mean that they are unusual or non-recurring.

We use these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate our performance from period to period and compared to forecasts on a consistent basis. We believe that these measures present trends which are useful to investors and analysts in enabling them to assess the underlying changes in our business over time.

Adjusted operating profit and adjusted operating profit margins, which are reviewed regularly by management and our Board of Directors, are also useful in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows.

These non-GAAP measures should be viewed as a supplement to and not a substitute for our results of operations. A reconciliation of these non-GAAP financial measures to operating profit, net income and net income per share is included in the “Supplementary Information” section. Certain of the non-GAAP financial measures presented beginning in the third quarter of 2007 have been refined and therefore differ from the non-GAAP financial measures provided in the second quarter of 2007, where the measures provided did not exclude stock-based compensation expense, restructuring expenses related to the closure of retail stores, and the adjustment for CRTC Part II fees decision.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are or have been directors of our company and/or our subsidiary companies. During the three and nine months ended September 30, 2007 and 2006, total amounts paid by us to these related parties are as follows:

	Three months ended September 30,			Nine months ended September 30,
(in millions of dollars)	2007	2006	% Chg	2007	2006	% Chg

Legal services and commissions paid on premiums for insurance coverage	$-	$-	-	$1	$2	(50.0)

Rogers Communications Inc.	Third Quarter 2007

Fees charged to our controlling shareholder for the personal use of our corporate aircraft and for other administrative services are subject to formal agreements approved by the Audit Committee. For the three and nine months ended September 30, 2007, the fees charged to our controlling shareholder for personal use of the aircraft and other administrative services were approximately $0.2 and $0.7 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties and are reviewed by the Audit Committee.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2006 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2006 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations.  For the three and nine months ended September 30, 2007, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Telecom and Media from those found in our 2006 Annual MD&A.

NEW ACCOUNTING STANDARDS

Financial Instruments

In 2005, the CICA issued Handbook Section 3855, Financial Instruments – Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges.  The new standards are effective for our interim and annual financial statements commencing January 1, 2007.

A new statement entitled “Unaudited Interim Consolidated Statement of Comprehensive Income” was added to our financial statements and includes net income as well as other comprehensive income. Accumulated other comprehensive income forms part of shareholders’ equity.

Under these standards, all of our financial assets are classified as available-for-sale or loans and receivables. Available-for-sale investments are carried at fair value on the balance sheet, with changes in fair value recorded in other comprehensive income. Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method. Upon adoption, we determined that none of our financial assets are classified as held-for-trading or held-to-maturity and none of our financial liabilities are classified as held-for-trading. The impact of the classification provisions of the new standards on January 1, 2007 was an adjustment of $213 million to bring the carrying value of available-for-sale investments to fair value, with a corresponding increase in opening accumulated other comprehensive income of $211 million, net of income taxes of $2 million. For the three months ended September 30, 2007, the impact of the classification provisions of the new standards was an increase in the carrying value of available-for-sale investments of $20 million, with a corresponding increase in other comprehensive income of $16 million, net of income taxes of $4 million. For the nine months ended September 30, 2007, the impact of the classification provisions of the new standards was an increase in the carrying value of available-for-sale investments of $109 million, with a corresponding increase in other comprehensive income of $108 million, net of income taxes of $1 million.

Rogers Communications Inc.	Third Quarter 2007

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the statements of income unless they are effective cash flow hedging instruments.  The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the statements of income. Any hedge ineffectiveness is recognized in net income immediately. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements on January 1, 2007 was an increase in derivative instruments of $561 million. This also resulted in a decrease in opening accumulated other comprehensive income of $425 million, net of income taxes of $136 million, and an increase in opening deficit of $8 million, net of income taxes of $2 million, representing the ineffective portion of hedging relationships. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007 was a decrease in other comprehensive income of $321 million and $731 million, net of income taxes, respectively, and a decrease in net income of $2 million and an increase in net income of $3 million, respectively, related to hedge ineffectiveness.

During the three and nine months ended September 30, 2007, $281 million and $708 million, respectively, representing the foreign exchange loss on the notional amounts of the hedging derivatives was reclassified out of other comprehensive income and recognized in the unaudited interim consolidated statement of income. These amounts offset the foreign exchange gain recognized in the unaudited interim consolidated statements of income related to the carrying value of the U.S. dollar-denominated debt.

In addition, during the three and nine months ended September 30, 2007 interest on derivative instruments of $33 million and $81 million, respectively, was reclassified out of accumulated other comprehensive income and recognized in the unaudited interim consolidated statements of income.

As a result of the application of these standards, we separated the early repayment option on one of our debt instruments and recorded the fair value of $19 million related to this embedded derivative on the unaudited interim balance sheet on January 1, 2007, with a corresponding increase in retained earnings of $13 million, net of income taxes of $6 million. The change in the fair value of this embedded derivative for the three and nine months ended September 30, 2007 was $2 million and $4 million, respectively.

We reviewed significant contracts entered into on or after January 1, 2003 and determined there are no significant non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on the transition date and at September 30, 2007.

In addition, the unamortized deferred transitional gain of $54 million was eliminated upon adoption, the impact of which was a decrease to opening deficit of $37 million, net of income taxes of approximately $17 million.

Effective January 1, 2007, we record all transaction costs for financial assets and financial liabilities in the unaudited interim consolidated statements of income as incurred.  We had previously deferred these costs and amortized them over the term of the related asset or liability.  The carrying value of transaction costs at December 31, 2006 of $39 million, net of income taxes of $20 million, was charged to opening deficit on transition on January 1, 2007.

Rogers Communications Inc.	Third Quarter 2007

In 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation.  These new standards will become effective for the Company beginning January 1, 2008.  We are currently assessing the impact of these two new standards.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Telecom, and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Telecom, and Media operating units, please refer to our 2006 Annual MD&A.

2007 GUIDANCE

We have a generally positive bias towards the likelihood of exceeding the higher ends of certain of our full year 2007 financial and operating metric guidance ranges, including operating profit (as adjusted and excluding the impact of acquisitions and charges during the year) at Wireless, at Cable, and on a consolidated basis; additions to PP&E at Wireless; net subscriber additions at Wireless; and free cash flow on a consolidated basis. However, given the seasonally high and somewhat unpredictable sales and activity volumes associated with the fourth quarter holiday shopping period, we are at this point making no specific revisions to the full year 2007 financial and operating guidance ranges which were updated coincident with our second quarter 2007 results on August 1, 2007. (See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.)

Rogers Communications Inc.	Third Quarter 2007

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended September 30,		Nine months ended September 30,
except ARPU figures and operating profit margin)	2007	2006	2007	2006

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,274	$1,080	$3,585	$2,989
Divided by: Average postpaid wireless voice and data subscribers	5,650.9	5,115.8	5,546.3	4,982.2
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$75.15	$70.37	$71.82	$66.66

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$75	$57	$203	$153
Divided by: Average prepaid subscribers	1,377.4	1,300.5	1,374.5	1,314.8
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$18.15	$14.61	$16.41	$12.93

Cost of acquisition per gross addition
Total sales and marketing expenses	$181	$152	$467	$418
Equipment margin loss (acquistion related)	40	44	106	139
	$221	$196	$573	$557
Divided by: total gross wireless additions (postpaid, prepaid and one-way messaging)	564.4	540.6	1,477.1	1,437.4
	$392	$363	$388	$388

Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$397	$350	$1,144	$1,000
Equipment margin loss (retention related)	48	31	150	130
	$445	$381	$1,294	$1,130
	7,151.6	6,566.3	7,051.3	6,448.1
Divided by: Average total wireless subscribers	3	3	9	9
Divided by: 3 months for the quarter and 9 months for year-to-date	$20.74	$19.34	$20.39	$19.47

Equipment margin loss
Equipment sales	$90	$83	$239	$170
Cost of equipment sales	(178)	(158)	(495)	(439)
	$(88)	$(75)	$(256)	$(269)

Acquisition related	$(40)	$(44)	$(106)	$(139)
Retention related	(48)	(31)	(150)	(130)
	$(88)	$(75)	$(256)	$(269)

Operating Profit Margin
Operating Profit	$684	$561	$1,876	$1,452
Add: One-time non-cash charge related to the introduction of a cash settlement feature for employee stock options	-	-	46	-
Stock-based compensation expense	2	4	9	11
Integration expense (recovery)	-	(1)	-	3
Operating Profit (as adjusted)	$686	$564	$1,931	$1,466
Divided by Network Revenue	1,352	1,141	3,798	3,153
Adjusted Operating Profit Margin	50.7%	49.4%	50.8%	46.5%

Rogers Communications Inc.	Third Quarter 2007

SUPPLEMENTARY INFORMATION
Calculations of Cable and Telecom Non-GAAP Measures

(In millions of dollars, subscribers in thousands, except ARPU figures and operating profit margin)	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Core Cable ARPU
Core Cable revenue	$386	$358	$1,143	$1,054
Divided by: Average basic cable subscribers	2,269.7	2,255.6	2,273.5	2,257.3
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$56.69	$52.70	$55.868	$51.91

Internet ARPU
Internet revenue	$153	$132	$448	$385
Divided by: Average Internet (residential) subscribers	1,389.3	1,239.4	1,365.3	1,213.6
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$36.71	$35.50	$36.46	$35.25

Cable Operations:
Operating Profit	$266	$205	$622	$616
Add: One-time non-cash charge related to the introduction of a cash settlement feature for employee stock options	-	-	106	-
Stock-based compensation expense	1	3	11	8
Integration expense	4	2	9	6
Adjustment for CRTC Part II fees decision	(15)	-	(15)	-
Operating Profit (as adjusted)	$256	$210	$733	$630
Divided by Revenue	657	580	1,923	1,695
Cable Operations Adjusted Operating Profit Margin	39.0%	36.2%	38.1%	37.2%

Rogers Business Solutions:
Operating profit (loss)	$5	$6	$(11)	$37
Add: One-time non-cash charge related to the introduction of a cash settlement feature for employee stock options	-	-	2	-
Stock-based compensation expense	1	-	1	-
Integration and restructuring expense	1	-	12	-
Operating Profit (as adjusted)	$7	$6	$4	$37
Divided by Revenue	140	148	431	441
Rogers Business Solutions Adjusted Operating Profit Margin	5.0%	4.1%	0.9%	8.4%

(1)	Certain prior year amounts have been reclassified to conform to the current year presentation.

Rogers Communications Inc.	Third Quarter 2007

SUPPLEMENTARY INFORMATION
Calculations of Adjusted Operating Profit, Net Income, Earnings Per Share and Free Cash Flow

(In millions of dollars, numbers of shares outstanding in millions)	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Operating profit	$986	$785	$2,215	$2,123
Add:
Stock option plan amendment	-	-	452	-
Stock-based compensation expense	11	14	58	37
Integration and restructuring expense (recovery)
Cable and Telecom	5	2	21	11
Wireless	-	(1)	-	3
Adjustment for CRTC Part II fees decision	(18)	-	(18)	-
Operating profit, as adjusted	$984	$800	$2,728	$2,174

Net income (loss)	$269	$154	$383	$446
Add:
Stock option plan amendment	-	-	452	-
Stock-based compensation expense	11	14	58	37
Integration and restructuring expense (recovery)
Cable and Telecom	5	2	21	11
Wireless	-	(1)	-	3
Adjustment for CRTC Part II fees decision	(18)	-	(18)	-
Loss on repayment of long-term debt	-	-	47	-
Income tax impact:
Stock option plan amendment	-	-	(160)	-
Stock-based compensation expense	(4)	-	(14)	-
Integration and restructuring expense (recovery)	(2)	-	(7)	(5)
Adjustment for CRTC Part II fees	7	-	7	-
Loss on repayment of long-term debt	-	-	(16)	-
Net income, as adjusted	$268	$169	$753	$492

Basic earnings per share
Net income, as adjusted	$268	$169	$753	$492
Divided by: weighted average number of shares outstanding	639	633	638	631
Basic earnings per share, as adjusted	$0.42	$0.27	$1.18	$0.78

Diluted earnings per share
Net income, as adjusted	$268	$169	$753	$492
Divided by: diluted weighted average number of shares outstanding	639	644	644	641
Diluted earnings per share, as adjusted	$0.42	$0.26	$1.17	$0.77

Free cash flow:
Operating profit, as adjusted	$984	$800	$2,728	$2,174
Deduct:
Integration and restructuring expenses	(5)	(1)	(21)	(14)
Property, plant and equipment expenditures	(397)	(415)	(1,172)	(1,158)
Interest on long-term debt	(140)	(153)	(441)	(469)
Free cash flow	$442	$231	$1,094	$533

Rogers Communications Inc.	Third Quarter 2007

SUPPLEMENTARY INFORMATION
Rogers Communications Inc.

Historical Quarterly Summary (1)

	2007			2006				2005
(In millions of dollars, except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4

Income Statement
Operating revenue
Wireless(2)	$1,231	$1,364	$1,442	$1,005	$1,094	$1,224	$1,257	$1,050
Cable and Telecom	855	881	899	772	787	800	842	761
Media	266	348	339	240	334	319	317	300
Corporate and elimination	(54)	(66)	(69)	(33)	(36)	(38)	(46)	(40)
	2,298	2,527	2,611	1,984	2,179	2,305	2,370	2,071
Operating profit before the undernoted
Wireless	581	664	686	412	490	544	524	326
Cable and Telecom	228	243	265	222	237	219	237	222
Media	19	45	46	14	53	41	48	40
Corporate and elimination	(14)	(22)	(13)	(30)	(24)	(24)	(39)	(22)
	814	930	984	618	756	800	770	566
Stock option plan amendment(3)	-	452	-	-	-	-	-	-
Stock-based compensation expense(3)	15	32	11	13	10	14	12	19
Integration and restructuring costs(4)	1	15	5	11	2	1	6	33
Adjustment for CRTC Part II fees decision(5)	-	-	(18)	-	-	-	-	-
Operating profit(6)	798	431	986	594	744	785	752	514

Depreciation and amortization	400	398	397	386	395	408	395	404
Operating income	398	33	589	208	349	377	357	110
Interest on long-term debt	(149)	(152)	(140)	(161)	(155)	(153)	(151)	(163)
Other income (expense)	7	(24)	(14)	1	17	6	(17)	(22)
Income tax reduction (expense)	(86)	87	(166)	(35)	68	(76)	(13)	8
Net income (loss) for the period	$170	$(56)	$269	$13	$279	$154	$176	$(67)

Net income (loss) per share(7)
Basic	$0.27	$(0.09)	$0.42	$0.02	$0.44	$0.25	$0.28	$(0.11)
Diluted	$0.26	$(0.09)	$0.42	$0.02	$0.44	$0.24	$0.27	$(0.11)

Additions to property, plant and equipment(6)	$394	$381	$397	$340	$403	$415	$554	$431

(1)	Certain prior year numbers have been reclassified to conform to the current year presentation as described in Note 1 to the Unaudited Interim Consolidated Financial Statements.
(2)
Certain prior year amounts related to Wireless equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled “Reclassification of Wireless Equipment Sales and Cost of Sales” in our 2006 Annual MD&A for further details.

(3)	See section entitled “Stock-based Compensation Expense”.
(4)Costs incurred relate to the integration of Fido, Call-Net, the restructuring of Rogers Business Solutions, and the closure of 21 retail stores in the first quarter of 2006.
(5)
Relates to an adjustment of CRTC Part II fees related to prior periods as a result of a recent notice from the CRTC that the Part II fees due in November 2007 will not be collected by the CRTC. See “Government Regulation and Regulatory Developments” section.

(6)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(7)	Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.

Rogers Communications Inc.	Third Quarter 2007

SUPPLEMENTARY INFORMATION
Rogers Communications Inc. Adjusted Quarterly Summary

Historical Quarterly Summary (1)
	2007			2006				2005
(In millions of dollars, except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4

Income Statement
Operating revenue
Wireless(2)	$1,231	$1,364	$1,442	$1,005	$1,094	$1,224	$1,257	$1,050
Cable and Telecom	855	881	899	772	787	800	842	761
Media	266	348	339	240	334	319	317	300
Corporate and elimination	(54)	(66)	(69)	(33)	(36)	(38)	(46)	(40)
	2,298	2,527	2,611	1,984	2,179	2,305	2,370	2,071
Operating profit(3)
Wireless	581	664	686	412	490	564	524	326
Cable and Telecom	228	243	265	222	237	219	237	222
Media	19	45	46	14	53	41	48	40
Corporate and elimination	(14)	(22)	(13)	(30)	(24)	(24)	(39)	(22)
	814	930	984	618	756	800	770	566

Depreciation and amortization	400	398	397	386	395	408	395	404
Operating income	414	532	587	232	361	392	375	162
Interest on long-term debt	(149)	(152)	(140)	(161)	(155)	(153)	(151)	(163)
Other income (expense)	7	23	(14)	1	17	6	(17)	(12)
Income tax reduction (expense)	(86)	(104)	(165)	(39)	67	(76)	(15)	(6)
Net income (loss) for the period	$186	$299	$268	$33	$290	$169	$192	$(19)

Net income (loss) per share(4)
Basic	$0.29	$0.47	$0.42	$0.05	$0.46	$0.27	$0.30	$(0.03)
Diluted	$0.29	$0.47	$0.42	$0.05	$0.45	$0.26	$0.30	$(0.03)

Additions to property, plant and equipment(3)	$394	$381	$397	$340	$403	$415	$554	$431

(1)
This quarterly summary has been adjusted to exclude the impact of the adoption of a cash settlement feature for employee stock options, stock-based compensation expense, integration and restructuring costs, an adjustment to CRTC Part II fees related to prior periods, losses on repayment of long term debt and the income tax impact related to the above items. Certain prior year numbers have been reclassified to conform to the current year presentation as described in Note 1 to the Unaudited Interim Consolidated Financial Statements. See the “Key Performance Indicators and Non-GAAP Measures” section.

(2)
Certain prior year amounts related to Wireless equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled “Reclassification of Wireless Equipment Sales and Cost of Sales” in our 2006 Annual MD&A for further details.

(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(4)	Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.

Rogers Communications Inc.	Third Quarter 2007

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions generally constitute forward-looking statements. These forward-looking statements also include, but are not limited to, guidance relating to revenue, operating profit and property, plant and equipment expenditures, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of risk factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, the failure to achieve anticipated results from synergy initiatives, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, changes in law, litigation, tax matters, employee relations, pension issues and the level of competitive intensity amongst major competitors, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee.  Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the section of this MD&A entitled “Updates to Risks and Uncertainties,” and also the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2006 Annual MD&A.

Rogers Communications Inc.	Third Quarter 2007

Additional Information

Additional information relating to us, including our Annual Information Form, and discussions of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About the Company

We are a diversified public Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider and the operator of the country’s only Global System for Mobile Communications (“GSM”) based network. Through Cable and Telecom we are one of Canada’s largest providers of cable television, cable telephony and high-speed Internet access, and are also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (“TSX”) (RCI.A and RCI.B), and on the New York Stock Exchange (“NYSE”) (RCI).

For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Corporate and Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless, Cable and Telecom - Taanta Gupta, 416.935.4727, taanta.gupta@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 12:00 p.m. ET today, November 1, 2007. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	Third Quarter 2007

     October 31, 2007

Unaudited Interim Consolidated Financial Statements of

Rogers Communications Inc.

Three and nine months ended September 30, 2007 and 2006

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
		(Restated -		(Restated -
		note 1)		note 1)

Operating revenue	$2,611	$2,305	$7,436	$6,468

Operating expenses:
Cost of sales	248	235	716	675
Sales and marketing	364	311	986	873
Operating, general and administrative	1,008	973	3,046	2,783
Stock option plan amendment (note 9)	–	–	452	–
Integration and restructuring	5	1	21	14
Depreciation and amortization	397	408	1,195	1,189
Operating income	589	377	1,020	934
Interest on long-term debt	(140)	(153)	(441)	(469)
	449	224	579	465

Foreign exchange gain	1	–	53	41
Loss on repayment of long-term debt (note 6)	–	–	(47)	–
Change in fair value of derivative instruments	(5)	2	(31)	(28)
Other income (expense)	(10)	4	(6)	11

Income before income taxes	435	230	548	489

Income tax expense:
Current	1	1	1	2
Future	165	75	164	41
	166	76	165	43

Net income for the period	$269	$154	$383	$446

Net income per share (note 5):
Basic	$0.42	$0.25	$0.60	$0.71
Diluted	0.42	0.24	0.60	0.69

See accompanying notes to unaudited interim consolidated financial statements.

1

Rogers Communications Inc.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)

	September 30,	December 31,
	2007	2006

Assets

Current assets:
Accounts receivable	$1,160	$1,077
Other current assets	330	270
Future income tax assets	577	387
	2,067	1,734

Property, plant and equipment	6,960	6,732
Goodwill (note 3)	2,789	2,779
Intangible assets (notes 3 and 4)	2,010	2,152
Investments	464	139
Deferred charges	55	118
Future income tax assets	28	299
Other long-term assets	192	152

	$14,565	$14,105

Liabilities and Shareholders' Equity

Current liabilities:
Bank advances, arising from outstanding cheques	$78	$19
Accounts payable and accrued liabilities	2,022	1,792
Current portion of long-term debt (note 6)	1	451
Current portion of derivative instruments (notes 1 and 7)	107	7
Unearned revenue	211	227
	2,419	2,496

Long-term debt (note 6)	5,863	6,537
Derivative instruments (notes 1 and 7)	1,754	769
Other long-term liabilities	183	103
	10,219	9,905

Shareholders' equity (note 9)	4,346	4,200

	$14,565	$14,105

Contingencies (note 11)
Subsequent events (notes 3, 11 and 12)

See accompanying notes to unaudited interim consolidated financial statements.

2

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Retained Earnings (Deficit)
(In millions of dollars)

	Nine months ended September 30,
	2007	2006

Deficit, beginning of period:
As previously reported	$(33)	$(606)
Change in accounting policy related to financial instruments (note 1)	3	–
As restated	(30)	(606)

Net income for the period	383	446

Dividends on Class A Voting shares and Class B
Non-Voting shares	(185)	(24)

Retained earnings (deficit), end of period	$168	$(184)

See accompanying notes to unaudited interim consolidated financial statements.

3

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
(In millions of dollars)

	Three months ended September 30, 2007	Nine months ended September 30, 2007

Comprehensive income (note 1):
Net income for the period	$269	$383
Other comprehensive income, net of income taxes:
Change in fair value of derivative instruments	(9)	61
Change in fair value of available-for-sale investments	(16)	108
	(25)	169

Total comprehensive income	$244	$552

See accompanying notes to unaudited interim consolidated financial statements.

4

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Cash provided by (used in):

Operating activities:
Net income for the period	$269	$154	$383	$446
Adjustments to reconcile net income for the period to cash flows from operating activities:
Depreciation and amortization	397	408	1,195	1,189
Program rights and Rogers Retail rental depreciation	17	18	57	55
Future income taxes	165	75	164	41
Unrealized foreign exchange gain	–	–	(46)	(36)
Change in fair value of derivative instruments	5	(2)	31	28
Loss on repayment of long-term debt	–	–	47	–
Stock option plan amendment	–	–	452	–
Stock-based compensation expense	11	14	58	37
Amortization of fair value increment on long-term debt	(1)	(2)	(5)	(8)
Other	12	–	8	5
	875	665	2,344	1,757
Change in non-cash operating working capital items	107	66	(358)	(10)
	982	731	1,986	1,747

Financing activities:
Issuance of long-term debt	1,340	94	4,786	824
Repayment of long-term debt	(1,846)	(403)	(5,138)	(1,282)
Premium on repayment of long-term debt	–	–	(59)	–
Financing costs incurred	–	–	(4)	–
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	–	–	(873)	(10)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	–	–	838	–
Issuance of capital stock on exercise of stock options	1	23	26	63
Dividends paid on Class A
Voting and Class B
Non-Voting shares	(80)	(24)	(131)	(47)
	(585)	(310)	(555)	(452)

5

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows (continued)
(In millions of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Investing activities:
Additions to property, plant and equipment	(397)	(415)	(1,172)	(1,158)
Change in non-cash working capital items related to property, plant and equipment	(25)	21	(139)	(17)
Acquisitions	–	–	(129)	–
Additions to program rights	(18)	(7)	(41)	(28)
Other	(4)	6	(9)	(17)
	(444)	(395)	(1,490)	(1,220)

Increase (decrease) in cash and cash equivalents	(47)	26	(59)	75

Cash deficiency, beginning of period	(31)	(55)	(19)	(104)

Cash deficiency, end of period	$(78)	$(29)	$(78)	$(29)

Supplemental cash flow information:
Income taxes paid	$–	$1	$1	$5
Interest paid	107	131	428	463

The change in non-cash operating working capital items is as follows:
Decrease (increase) in accounts receivable	$2	$(88)	$(71)	$(125)
Increase (decrease) in accounts payable and accrued liabilities	93	153	(183)	138
Increase (decrease) in unearned revenue	(16)	(4)	(16)	39
Decrease (increase) in other assets	28	5	(88)	(62)

	$107	$66	$(358)	$(10)

Cash deficiency is defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

6

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

1.	Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively "Rogers" or the "Company").  The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles for annual financial statements.  They should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2006 (the "2006 financial statements").  The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2006 financial statements except for the changes in segment reporting as described in note 2 and the adoption of new accounting policies described below.

(a)	Financial instruments:

In 2005, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges.  The new standards are effective for the Company's interim and annual financial statements commencing January 1, 2007.

A new statement entitled "Unaudited Interim Consolidated Statement of Comprehensive Income" was added to the Company's financial statements and includes net income as well as other comprehensive income.  Accumulated other comprehensive income forms part of shareholders' equity.

7

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

1.	Basis of presentation and accounting policies (continued):

Under these standards, all of the Company's financial assets are classified as available-for-sale or loans and receivables.  Available-for-sale investments are carried at fair value on the balance sheet, with changes in fair value recorded in other comprehensive income.  Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method.  Upon adoption, the Company determined that none of its financial assets are classified as held-for-trading or held-to-maturity and none of its financial liabilities are classified as held-for-trading.  The impact of the classification provisions of the new standards on January 1, 2007 was an adjustment of $213 million to bring the carrying value of available-for-sale investments to fair value, with a corresponding increase in opening accumulated other comprehensive income of $211 million, net of income taxes of $2 million.  For the three months ended September 30, 2007, the impact of the classification provisions of the new standards was a decrease in the carrying value of available-for-sale investments of $20 million, with a corresponding decrease in other comprehensive income of $16 million, net of income taxes of $4 million.  For the nine months ended September 30, 2007, the impact was an increase in the carrying value of available-for-sale investments of $109 million, with a corresponding increase in other comprehensive income of $108 million, net of income taxes of $1 million.

8

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

1.	Basis of presentation and accounting policies (continued):

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the statements of income unless they are effective cash flow hedging instruments.  The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the statements of income.  Any hedge ineffectiveness is recognized in net income immediately.  The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements on January 1, 2007 was an increase in derivative instruments of $561 million.  This also resulted in a decrease in opening accumulated other comprehensive income of $425 million, net of income taxes of $136 million, and an increase in opening deficit of $8 million, net of income taxes of $2 million, representing the ineffective portion of hedging relationships.  The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007 was a decrease in other comprehensive income of $321 million and $731 million, net of income taxes, respectively, and a decrease in net income of $2 million and an increase in net income of $3 million, respectively, related to hedge ineffectiveness.

During the three and nine months ended September 30, 2007, $281 million and $708 million, respectively, representing the foreign exchange loss on the notional amounts of the hedging derivatives was reclassified out of other comprehensive income and recognized in the unaudited interim consolidated statements of income.  These amounts offset the foreign exchange gains recognized in the unaudited interim consolidated statements of income related to the carrying value of the U.S. dollar denominated debt.

In addition, during the three and nine months ended September 30, 2007 interest on derivative instruments of $33 million and $81 million, respectively, was reclassified out of accumulated other comprehensive income and recognized in the unaudited interim consolidated statements of income.

9

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

1.	Basis of presentation and accounting policies (continued):

As a result of the application of these standards, the Company separated the early repayment option on one of the Company's debt instruments and recorded the fair value of $19 million related to this embedded derivative on the unaudited interim consolidated balance sheet on January 1, 2007, with a corresponding decrease in opening deficit of $13 million, net of income taxes of $6 million.  The change in the fair value of this embedded derivative for the three and nine months ended September 30, 2007 was $2 million and $4 million, respectively.

The Company reviewed significant contracts entered into on or after January 1, 2003 and determined there are no significant non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on the transition date and at September 30, 2007.

In addition, the unamortized deferred transitional gain of $54 million was eliminated upon adoption, the impact of which was a decrease to opening deficit of $37 million, net of income taxes of $17 million.

Effective January 1, 2007, the Company records all transaction costs for financial assets and financial liabilities in the unaudited interim consolidated statements of income as incurred.  The Company had previously deferred these costs and amortized them over the term of the related asset or liability.  The carrying value of transaction costs at December 31, 2006 of $39 million, net of income taxes of $20 million, was charged to opening deficit on transition on January 1, 2007.

In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation.  These new standards will become effective for the Company beginning January 1, 2008.  The Company is currently assessing the impact of these two new standards.

10

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

1.	Basis of presentation and accounting policies (continued):

(b)	Restatement and reclassification of comparative figures:

During 2006, the Company determined that certain transactions related to the sale of wireless equipment were historically recorded as cost of equipment sales rather than as a reduction of equipment revenue.  The Company determined these transactions should be reflected as a reduction of equipment revenue and has reclassified prior year figures to reflect this accounting, resulting in a reduction of $42 million and $145 million, respectively, in both revenue and cost of sales in the three and nine months ended September 30, 2006.  As a result of this reclassification, there was no change to previously reported net income (loss), operating income, reported cash flows or the amounts recorded in the unaudited interim consolidated balance sheets.

Applicable share and per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company's Class A Voting and Class B Non-Voting shares in December 2006.

Certain of the prior periods' comparative figures have been reclassified to conform to the current periods' presentation.

2.	Segmented information:

In late December 2006 and during the first quarter of 2007, certain real estate properties and related leases were transferred to Rogers Communications Inc. from its subsidiaries.  This transfer of real estate is not anticipated to have a material impact on the future results of the operating segments.

Effective January 2007, the Rogers Retail segment of the Company acquired the assets of approximately 170 Wireless retail locations.  The results of operations of these stores are included in the Rogers Retail results of operations beginning January 1, 2007.

In January 2007, the Company completed a previously announced internal reorganization whereby the Cable and Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations.  As a result, beginning in 2007, the Cable and Telecom operating segment is comprised of the following segments:  Cable Operations, Rogers Business Solutions and Rogers Retail.  Comparative figures have been reclassified to reflect this new segmented reporting.

11

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

2.	Segmented information (continued):

In addition, as a result of the previously announced intercompany amalgamation of Rogers Communications Inc. and certain of its subsidiaries, effective July 1, 2007, the Company discloses segment operating results based on operating income, consistent with internal management reporting.

Beginning January 1, 2007, subsidiaries no longer pay management fees to Rogers Communications Inc.

All of the Company's reportable segments are substantially in Canada.  Information by reportable segment is as follows:

	Three months ended September 30, 2007					Three months ended September 30, 2006
	Wireless	Cable and Telecom	Media	Corporate items and eliminations	Consolidated totals	Wireless	Cable and Telecom	Media	Corporate items and eliminations	Consolidated totals
						(Restated -note 1)

Operating revenue	$1,442	$899	$339	$(69)	$2,611	$1,224	$800	$319	$(38)	$2,305

Operating expenses:
Cost of sales	178	48	41	(19)	248	158	35	42	–	235
Sales and marketing	181	131	52	–	364	152	108	50	1	311
Operating, general
and administrative	399	443	200	(34)	1,008	354	441	188	(10)	973
Integration and
restructuring	–	5	–	–	5	(1)	2	–	–	1
	684	272	46	(16)	986	561	214	39	(29)	785

Management fees (recovery)	–	–	–	–	–	3	16	3	(22)	–
Depreciation and
amortization	133	184	12	68	397	168	168	14	58	408

Operating income (loss)	$551	$88	$34	$(84)	$589	$390	$30	$22	$(65)	$377

Interest on long-term debt					(140)					(153)
Foreign exchange gain					1					–
Change in fair value of
derivative instruments					(5)					2
Other income (expense)					(10)					4

Income before income taxes					$435					$230

Additions to property,
plant and equipment	$164	$199	$27	$7	$397	$161	$207	$8	$39	$415

Stock-based compensation
expense included in
operating, general and
administrative expenses	$2	$3	$3	$3	$11	$4	$3	$2	$5	$14

12

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

2.	Segmented information (continued):

	Nine months ended September 30, 2007					Nine months ended September 30, 2006
	Wireless	Cable and Telecom	Media	Corporate items and eliminations	Consolidated totals	Wireless	Cable and Telecom	Media	Corporate items and eliminations	Consolidated totals
						(Restated -note 1)

Operating revenue	$4,037	$2,635	$953	$(189)	$7,436	$3,323	$2,359	$893	$(107)	$6,468

Operating expenses:
Cost of sales	495	135	127	(41)	716	439	109	127	–	675
Sales and marketing	467	382	160	(23)	986	418	304	148	3	873
Operating, general
and administrative	1,153	1,380	562	(49)	3,046	1,011	1,276	514	(18)	2,783
Stock option plan
amendment	46	113	84	209	452	–	–	–	–	–
Integration and
restructuring	–	21	–	–	21	3	11	–	–	14
	1,876	604	20	(285)	2,215	1,452	659	104	(92)	2,123

Management fees (recovery)	–	–	–	–	–	9	47	11	(67)	–
Depreciation and
amortization	427	543	37	188	1,195	465	488	39	197	1,189

Operating income (loss)	$1,449	$61	$(17)	$(473)	$1,020	$978	$124	$54	$(222)	$934

Interest on long-term debt					(441)					(469)
Foreign exchange gain					53					41
Loss on repayment
of long-term debt					(47)					–
Change in fair value of
derivative instruments					(31)					(28)
Other income (expense)					(6)					11

Income before income taxes					$548					$489

Additions to property,
plant and equipment	$570	$534	$45	$23	$1,172	$483	$481	$33	$161	$1,158

Stock-based compensation
expense included in
operating, general and
administrative expenses	$9	$13	$9	$27	$58	$11	$8	$4	$14	$37

13

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

2.	Segmented information (continued):

In addition, Cable and Telecom consists of the following reportable segments:

	Three months ended September 30, 2007					Three months ended September 30, 2006

	Cable Operations	Rogers Business Solutions	Rogers Retail	Corporate items and eliminations	Total Cable and Telecom	Cable Operations	Rogers Business Solutions	Rogers Retail	Corporate items and eliminations	Total Cable and Telecom

Operating revenue	$657	$140	$104	$(2)	$899	$580	$148	$73	$(1)	$800

Operating expenses:
Cost of sales	–	–	48	–	48	–	–	35	–	35
Sales and marketing	66	17	48	–	131	61	17	30	–	108
Operating, general
and administrative	321	117	7	(2)	443	312	125	5	(1)	441
Integration and
restructuring	4	1	–	–	5	2	–	–	–	2

	$266	$5	$1	$–	$272	$205	$6	$3	$–	$214

Additions to property,
plant and equipment	$176	$18	$5	$–	$199	$178	$26	$3	$–	$207

	Nine months ended September 30, 2007					Nine months ended September 30, 2006
	Cable Operations	Rogers Business Solutions	Rogers Retail	Corporate items and eliminations	Total Cable and Telecom	Cable Operations	Rogers Business Solutions	Rogers Retail	Corporate items and eliminations	Total Cable and Telecom

Operating revenue	$1,923	$431	$288	$(7)	$2,635	$1,695	$441	$226	$(3)	$2,359

Operating expenses:
Cost of sales	–	–	135	–	135	–	–	109	–	109
Sales and marketing	188	57	137	–	382	162	51	91	–	304
Operating, general
and administrative	998	371	18	(7)	1,380	911	353	15	(3)	1,276
Stock option plan
amendment	106	2	5	–	113	–	–	–	–	–
Integration and
restructuring	9	12	–	–	21	6	–	5	–	11

	$622	$(11)	$(7)	$–	$604	$616	$37	$6	$–	$659

Additions to property,
plant and equipment	$464	$58	$12	$–	$534	$426	$50	$5	$–	$481

14

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

3.	Business combinations:

Acquisition of Futureway Communications Inc.:

On June 22, 2007, the Company acquired the remaining 80% of the common shares that it did not already own and the outstanding stock options of Futureway Communications Inc. ("Futureway") for cash consideration of $38 million.  In addition, the Company contributed $48 million to Futureway to simultaneously pay down obligations under capital leases, advances from affiliated companies and to terminate a services agreement.  The total cash outlay for the acquisition was $86 million.  At the same time, Rogers Cable Communications Inc. entered into a marketing agreement with the former controlling shareholder of Futureway which entitles the Company to preferred marketing arrangements in certain new residential housing developments in the Greater Toronto Area.  The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective June 22, 2007.  The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired.  The estimated fair values of the assets acquired and liabilities assumed in the Futureway acquisition are as follows:

Current assets	$5
Property, plant and equipment	18
Intangible assets, including marketing agreement	42
Future income tax assets	24
Current liabilities	(3)
Other liabilities	(48)

$38

15

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

3.	Business combinations (continued):

Other acquisitions:

On January 1, 2007, the Company acquired five Alberta radio stations for cash consideration of $43 million including acquisition costs.  The stations are located in Edmonton, Fort McMurray and Grande Prairie, Alberta.  The acquisition was accounted for using the purchase method with $11 million allocated to broadcast licences acquired and $18 million allocated to goodwill within the Media reporting segment.  The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired.

On June 11, 2007, the Company announced an agreement to acquire five Citytv conventional television stations from CTVglobemedia Inc. ("CTV").  The acquisition was approved by the Canadian Radio-television and Telecommunications Commission ("CRTC") in September 2007.  This transaction, valued at approximately $400 million, excluding working capital adjustments, closed on October 31, 2007.  In order to gain approval from the CRTC, the Company has committed to sell its OMNI TV stations located in Vancouver and Winnipeg.

On July 6, 2007, the Company announced an agreement to acquire Vancouver multicultural television station Channel M from Multivan Broadcast Corporation.  This transaction is subject to CRTC approval and is expected to close late in 2007 or early 2008.

4.	Investment in joint ventures:

In March 2007, the Company contributed its 2.3 GHz and 3.5 GHz spectrum licences with a carrying value of $11 million to a 50% owned joint venture for non-cash consideration of $58 million.  Accordingly, the carrying value of spectrum licences has been reduced by $5 million.  A deferred gain of $24 million, being the portion of the excess of fair value over carrying value related to the other non-related venturer's interest in the spectrum licences contributed by the Company, was recorded on contribution of these spectrum licences.  This deferred gain is recorded in other long-term liabilities and is being amortized to income over seven years.  In addition to a cash contribution of $8 million, the other venturer also contributed its 2.3 GHz and 3.5 GHz spectrum licences valued at $50 million to the joint venture.  The Company recorded an increase in spectrum licences and cash of $25 million and $4 million, respectively, related to its proportionate share of the contribution by the other venturer.

16

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

5.	Net income per share:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Numerator:
Net income for the period, basic and diluted	$269	$154	$383	$446

Denominator (in millions):
Weighted average number of shares outstanding - basic	639	633	638	631
Effect of dilutive securities:
Employee stock options	–	11	6	10

Weighted average number of shares outstanding - diluted	639	644	644	641

Net income per share:
Basic	$0.42	$0.25	$0.60	$0.71
Diluted	0.42	0.24	0.60	0.69

17

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

6.	Long-term debt:

	Due	Principal	Interest	September 30,	December 31,
	date	amount	rate	2007	2006

Corporate:
Bank credit facility			Floating	$1,035	$–

Formerly Rogers Wireless Inc.:
Floating Rate Senior Notes	2010	$ U.S. 550	Floating	–	641
Senior Notes	2011	U.S. 490	9.625%	488	571
Senior Notes	2011	460	7.625%	460	460
Senior Notes	2012	U.S. 470	7.25%	468	548
Senior Notes	2014	U.S. 750	6.375%	747	874
Senior Notes	2015	U.S. 550	7.50%	548	641
Senior Debentures	2016	U.S. 155	9.75%	–	181
Senior Subordinated Notes	2012	U.S. 400	8.00%	399	466
Fair value increment arising from purchase accounting				18	36
				3,128	4,418

Formerly Rogers Cable Inc.:
Senior Notes	2007	450	7.60%	–	450
Senior Notes	2011	175	7.25%	175	175
Senior Notes	2012	U.S. 350	7.875%	349	408
Senior Notes	2013	U.S. 350	6.25%	349	408
Senior Notes	2014	U.S. 350	5.50%	349	408
Senior Notes	2015	U.S. 280	6.75%	279	326
Senior Debentures	2032	U.S. 200	8.75%	199	233
				1,700	2,408

18

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

6.	Long-term debt (continued):

	Due	Principal	Interest	September 30,	December 31,
	date	amount	rate	2007	2006

Media:
Bank credit facility			Floating	–	160

Capital leases and other			Various	1	2
				5,864	6,988

Less current portion				1	451

				$5,863	$6,537

       On February 6, 2007, the Company repaid at maturity, the aggregate principal amount outstanding of Cable and Telecom's $450 million 7.60% Senior Notes.

On May 3, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless' U.S. $550 million ($609 million) Floating Rate Senior Notes due 2010 at a redemption premium of 2%, or $12 million.

On June 21, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless' U.S. $155 million ($166 million) 9.75% Senior Debentures due 2016 at a redemption premium of 28.416%, or $47 million.

In conjunction with these redemptions, the Company incurred a net cash outlay of $35 million on settlement of cross-currency interest rate exchange agreements and forward contracts.

The Company incurred a net loss on repayment of long-term debt in the second quarter of 2007 aggregating $47 million, including aggregate redemption premiums of $59 million (U.S. $55 million) offset by a write-down of a previously recorded fair value increment of $12 million.

19

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

6.	Long-term debt (continued):

On June 29, 2007, the $1 billion Cable and Telecom bank credit facility, the $700 million Wireless bank credit facility and the $600 million Media bank credit facility were cancelled and the Company entered into a new unsecured $2.4 billion bank credit facility.  At September 30, 2007, the Company had borrowed $1.04 billion under this new bank credit facility, the proceeds of which were used to repay and cancel each of the Cable and Telecom, Wireless and Media bank credit facilities.

The new bank credit facility provides the Company with up to $2.4 billion from a consortium of Canadian financial institutions.  The bank credit facility is available on a fully revolving basis until maturity on July 2, 2013 and there are no scheduled reductions prior to maturity.  The interest rate charged on the bank credit facility ranges from nil to 0.50% per annum over the bank prime rate or base rate or 0.475% to 1.75% over the bankers' acceptance rate or LIBOR.  The Company's bank credit facility is unsecured and ranks pari passu with the Company's senior public debt and cross-currency interest rate exchange agreements.  The bank credit facility requires that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

On July 1, 2007, the Company completed an intracompany amalgamation of Rogers Communications Inc. and certain of its wholly owned subsidiaries, including Rogers Cable Inc. and Rogers Wireless Inc.  The amalgamated entity continues as Rogers Communications Inc. and Rogers Cable Inc. and Rogers Wireless Inc. are no longer separate corporate entities and have ceased to be reporting issuers.  This intracompany amalgamation does not impact the consolidated results previously reported by the Company.  In addition, the operating subsidiaries of Rogers Cable Inc. and Rogers Wireless Inc. are not part of and are not impacted by the amalgamation.

As a result of the amalgamation, on July 1, 2007, Rogers Communications Inc. assumed all of the rights and obligations under all of the outstanding Rogers Cable Inc. and Rogers Wireless Inc. public debt indentures and cross-currency interest rate exchange agreements.  As part of the amalgamation process, on June 29, 2007, Rogers Cable Inc. and Rogers Wireless Inc. released all security provided by bonds issued under the Rogers Cable Inc. deed of trust and the Rogers Wireless Inc. deed of trust for all of the then outstanding Rogers Cable Inc. and Rogers Wireless Inc. senior public debt and cross-currency interest rate exchange agreements.  As a result, none of the senior public debt or cross-currency interest rate exchange agreements remain secured by such bonds effective as of June 29, 2007.

20

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

6.	Long-term debt (continued):

As a result of these actions, the outstanding public debt and cross-currency interest rate exchange agreements and the new $2.4 billion bank credit facility now reside at Rogers Communications Inc. on an unsecured basis.  The Rogers Communications Inc. public debt originally issued by Rogers Cable Inc. has Rogers Cable Communications Inc. ("RCCI"), a wholly owned subsidiary, as a co-obligor and Rogers Wireless Partnership ("RWP"), a wholly owned subsidiary, as an unsecured guarantor while the Rogers Communications Inc. public debt originally issued by Rogers Wireless Inc. has RWP as a co-obligor and RCCI as an unsecured guarantor.  Similarly, RCCI and RWP have provided unsecured guarantees for the new bank credit facility and the cross-currency interest rate exchange agreements.  Accordingly, Rogers Communications Inc.'s bank debt, senior public debt and cross-currency interest rate exchange agreements now rank pari passu on an unsecured basis.  The Company's subordinated public debt remains subordinated to its senior debt.

7.	Derivative instruments:

The estimated fair value of the derivative instruments liability at September 30, 2007 is comprised of the following components:

Foreign exchange	$1,669
Interest rate	192
1,861
Less current portion	107

$1,754

8.	Pensions:

During the three and nine months ended September 30, 2007, the Company recorded pension expense in the amount of $4 million and $20 million, respectively (2006 - $3 million and $20 million, respectively).  In addition, the expense related to unfunded supplemental executive retirement plans for the three and nine months ended September 30, 2007 was $1 million and $2 million, respectively (2006 - $1 million and $3 million, respectively).

21

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

9.	Shareholders' equity:

For the nine months ended September 30, 2007:

	Class A Voting shares			Class B Non-Voting shares
	Amount	Number of shares		Amount	Number of shares		Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders' equity
		(000s	)		(000s	)

BBalances, beginning of period:
As previously reported	$72	112,468		$425	523,232		$3,736	$(33)	$–	$4,200
Change in accounting policy related to financial instruments (note 1)	–	–		–	–		–	3	(214)	(211)
As restated	72	112,468		425	523,232		3,736	(30)	(214)	3,989

Net income for the period	–	–		–	–		–	383	–	383
Class A Voting shares converted to Class B Non-Voting shares	–	(6)		–	6		–	–	–	–
Stock option plan amendment	–	–		–	–		(50)	–	–	(50)
Shares issued on exercise of stock options	–	–		37	3,555		(9)	–	–	28
Stock-based compensation	–	–		–	–		12	–	–	12
Dividends declared	–	–		–	–		–	(185)	–	(185)
Other comprehensive income	–	–		–	–		–	–	169	169

Balances, end of period	$72	112,462		$462	526,793		$3,689	$168	$(45)	$4,346

22

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

9.	Shareholders' equity (continued):

On May 28, 2007, the Board approved an increase in the annual dividend from $0.16 to $0.50 per Class A Voting and Class B Non-Voting share.  At the same time, the Board declared the first quarterly dividend at the increased rate of $0.125 per share to be paid on July 3, 2007 to the shareholders of record on June 14, 2007.

On July 31, 2007, the Board declared the second quarterly dividend of $0.125 per share to be paid on October 1, 2007 to the shareholders of record on September 13, 2007.

On May 28, 2007, the Company's 1994 Stock Option Plan, 1996 Stock Option Plan and 2000 Stock Option Plan were amended to allow for cash settled share appreciation rights ("SARs") to be attached to all new and previously granted options.  The SAR feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares.

Effective May 28, 2007, all outstanding stock options are classified as liabilities and are carried at their intrinsic value as adjusted for vesting.  The intrinsic value is marked to market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.  Prior to May 28, 2007, all stock options were classified as equity and were measured at the estimated fair value established by the Black-Scholes or binomial models on the date of grant.  Under this method, the estimated fair value was amortized to expense over the period in which the related services were rendered, which is usually the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter.  The impact of the amendment to the stock option plans at May 28, 2007 was an increase in liabilities of $502 million, a decrease in contributed surplus of $50 million and a one-time non-cash charge of $452 million.  In addition, a future income tax recovery of $160 million was recorded on May 28, 2007 as a result of the amendment.

23

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

9.	Shareholders' equity (continued):

During the three and nine months ended September 30, 2007, the Company recorded stock-based compensation expense of $11 million and $58 million, respectively (2006 - $14 million and $37 million, respectively), related to stock option grants to employees; an amendment to the option plans in the first quarter of 2006; performance option grants to certain key employees; restricted share unit grants to employees; and deferred share unit grants to directors and executives.  These amounts are exclusive of the charge upon adoption of the SAR feature on May 28, 2007.

During the three and nine months ended September 30, 2007, the Company granted 20,240 and 1,883,588 stock options to employees, respectively (2006 - 4,000 and 2,030,900, respectively), including stock options and performance options.

The weighted average estimated fair value at the date of the grant for stock options granted prior to May 28, 2007 during the nine months ended September 30, 2007 was $13.62 per share (during the three and nine months ended September 30, 2006 - $10.77 and $8.72, respectively).

The weighted average exercise price of stock options granted during the three and nine months ended September 30, 2007 was $46.79 and $39.19, respectively (2006 - $28.21 and $22.64, respectively) per share.

The fair values of options granted or amended prior to May 28, 2007 were based on the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Risk-free interest rate	–	3.96%	3.92%-4.00%	3.96%-4.47%
Dividend yield	–	0.27%	0.42%-0.43%	0.27%-0.33%
Volatility factor of the future expected market prices of Class B Non-Voting shares	–	35.71%	34.47%-36.55%	35.71%-42.30%
Weighted average expected life of the options	–	4.8 years	4.7 years - 6.0 years	4.8 years - 5.6 years

24

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

9.	Shareholders' equity (continued):

During the three and nine months ended September 30, 2007, 55,000 and 247,150 restricted share units were issued to employees of the Company, respectively (2006 - 9,000 and 406,164, respectively).  As at September 30, 2007, 1,173,914 (December 31, 2006 - 1,037,668) restricted share units were outstanding.  These restricted share units vest at the end of three years from the grant date.

All prior period numbers of options, restricted share units and directors' deferred share units as well as exercise prices and fair values per individual award have been retroactively adjusted to reflect the two-for-one stock split in December 2006.

10.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and/or its subsidiary companies.  During the three and nine months ended September 30, 2007 and 2006, total amounts paid by the Company to these related parties are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

L Legal services and commissions paid on premiums for insurance coverage	$–	$–	$1	$2

Fees charged to the Company's controlling shareholder for the personal use of corporate aircraft and for other administrative services are subject to formal agreements approved by the Audit Committee.  For the three and nine months ended September 30, 2007, the fees charged to the Company's controlling shareholder for personal use of the aircraft and other administrative services were $0.2 million and $0.7 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties and are reviewed by the audit committee.

25

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

11.	Contingencies:

(a)
In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada.  Since that time, similar proposed class actions have also been commenced in Newfoundland and Labrador, New Brunswick, Nova Scotia, Quebec, Ontario, Manitoba, Alberta and British Columbia.  The proceeding involves allegations by wireless customers of, among other things, breach of contract, misrepresentation, false advertising and unjust enrichment with respect to the system access fee charged by the Company to some of its customers.  The plaintiffs seek unquantified damages from the defendant wireless communications service providers.  The Company believes it has a good defence to the allegations.  The plaintiffs applied for an order certifying a national class action in Saskatchewan.  In September 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a class action.  The Company is applying for leave to appeal this decision to the Saskatchewan Court of Appeal.  The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.  If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to the Company's financial position and results of operations could result.

In December 2004, the Company was served with a court order compelling it to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to its system access fee.  In July 2007, the Company was advised by the Competition Bureau that the enquiry has been discontinued.

26

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

11.	Contingencies (continued):

(b)
In 2000, the Company received a $241 million payment (the "Termination Payment") from Le Group Videotron Ltée ("Videotron") in respect of the termination of a merger agreement between the Company and Videotron.  The Canada Revenue Agency ("CRA") disagreed with the Company's tax filing position in respect of the Termination Payment and, in May 2006, issued a Notice of Reassessment.  While the Company did not agree with the CRA position and filed a Notice of Objection to the Notice of Reassessment, the Company recorded a future income tax charge of $25 million in 2006 based on the expected resolution of this issue.  During the nine months ended September 30, 2007, the Company was advised that the CRA has decided to allow the Notice of Objection, resulting in a return to the Company's original tax filing position.  As a result, a future income tax recovery of $25 million was recorded during the nine months ended September 30, 2007 to reverse the charge recorded by the Company in 2006.

(c)
The CRTC collects two different types of fees from broadcast licencees.  These are known as Part I and Part II fees.  In 2003 and 2004, lawsuits were commenced in the Federal Court, alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful.  On December 14, 2006 the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees.  The Court ruled that licences were not entitled to a refund of past fees paid.  Both the Crown and the applicants have appealed this case to the Federal Court of Appeal.  The applicants are seeking an order requiring a refund of past fees paid.  The Crown is seeking to reverse the finding that Part II fees are unlawful.  On October 15, 2007, the CRTC sent a letter to all broadcast licencees, including Cable and Rogers Broadcasting.  The letter stated that the CRTC will not collect Part II license fees due on November 30, 2007 and subsequent years unless the Federal Court of appeal or the Supreme Court of Canada (should the case be appealed to that level) reverses the Federal Court's decision.  The Company believes that it is unlikely that the Federal Court's decision will be reversed.  As a result, an operating expense recovery of $18 million, representing Part II fees accrued to June 30, 2007, and a future income tax charge of $7 million were recorded during the three months ended September 30, 2007.

27

Rogers Communications Inc.
 Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2007 and 2006

12.	Subsequent events:

On October 31, 2007, the Company and Yahoo! Inc. ("Yahoo!") entered into a renegotiated agreement effective January 1, 2008, under which the Company and Yahoo! will share advertising revenue opportunities and the Company no longer pays portal fees to Yahoo!.  In connection with the renegotiation of this agreement, the Company will make a one-time payment to Yahoo! of approximately $52 million.

28